

annual report 2010


UNIVERSAL
UNIVERSAL



UPG

STAY POWERED®

TO THE STOCKHOLDERS, EMPLOYEES, CUSTOMERS AND SUPPLIERS OF UNIVERSAL POWER GROUP:

For UPG, 2010 was a year of significant progress toward our long-term strategic goal of growing shareholder value. We generated record net income despite a softening of our top line. Even with the hard work and dedication of our team, in the second half of the year we saw a significant slowdown in sales to our largest customer, which has continued to impact our results into 2011. As we work through this shift in our revenue base, we will continue to focus on growing our business while controlling costs and driving increased operating efficiencies.

2010 OVERVIEW

Overall, 2010 was a year of modest improvement in the broader economy, but conditions were less than ideal, with slow growth, elevated unemployment levels and weak consumer confidence. Despite these conditions, we continued our efforts to grow our core business, achieving a number of important milestones, from new product introductions and strategic alliances to expansion into new geographic markets. In the fourth quarter, we announced an expansion into the Latin American market with our batteries and related power products to capitalize on the opportunities in those important regions.

We also made substantial progress in improving our overall efficiency through the management of inventory levels and supply chain, resulting in reduced costs and better service for our customers. During the year, we realigned our distribution centers, consolidating our Oklahoma City logistics center with our main facility in Carrollton, Texas, driving improved capacity utilization and lower cost of operations. We also moved our logistics center in Georgia from Columbus to Atlanta to take advantage of air and ground transportation hubs, and better serve our customers on the East Coast.

For the full year, we reported a substantial improvement in results, including record net income and earnings per share. Total revenues for the year ended December 31, 2010 fell 3.5%, to $107.3 million, from $111.2 million in 2009. Net sales of batteries, related power accessories and other products increased 19.4%, to $72.8 million, from $61.0 million in 2009, while revenues from ADT Security Services and its authorized dealers fell 31.4%, to $34.4 million, with most of that decrease occurring in the second half of the year. Despite the drop in sales, gross profit for the year increased modestly to $19.9 million, compared to $19.4 million in 2009. As a percentage of net sales, gross margins improved to 18.4%, from 17.4% a year ago. Total operating expenses decreased by $2.5 million, or 14.4 percent, to $14.8 million in 2010, from $17.2 million in the prior year. Operating expenses in 2009 included $2.5 million of settlement costs, which were not present in 2010.

Operating income for 2010 was $5.1 million, up from $2.1 million in 2009, which included the $2.5 million in settlement charges mentioned above. Pre-tax income increased to $4.5 million, compared to pre-tax income of $1.2 million in 2009. At the bottom line, we reported record net income of $2.9 million, or $0.58 per diluted share for 2010, compared with a net loss of $135,000, or ($0.03) per diluted share for 2009.

We ended 2010 with a strong financial position to support our growth objectives. We continued to diligently control our working capital investment, balanced with maintaining efficient customer service levels. Working capital at the end of 2010 was $20.9 million, compared to $17.7 million at the end of 2009. UPG maintains adequate liquidity to fund our operations, and at the end of 2010, total outstanding balances on our $30 million line of credit were $16.3 million.

2010 OUTLOOK

We are focused on maintaining the momentum of the 2010 as we look forward to the coming year, and we are confident that we have set a solid foundation for continued growth at UPG despite the continuing decrease in net sales to ADT Security Services in 2011. Even so, we are taking steps to continue growing our battery and power accessories.

In early 2011, we acquired the assets and business of Progressive Technologies, Inc., a North Carolina-based manufacturer specializing in lithium-ion battery packs, the fastest-growing segment of the battery market. We view this acquisition as a solid opportunity to enhance the efficiency of our existing battery pack operations, expand into new specialized end markets, and take advantage of the synergistic opportunities of adopting best practices across our combined organization. While we continue to evaluate markets and acquisition opportunities that fit with our strategic objectives, we remain conservative on this front. In the interim, we continue to integrate our most recent acquisition while we make necessary investments in our infrastructure to support our near- and long-term growth goals.

We are also making progress with the breadth of our product offerings, as we worked throughout 2010 to develop a number of exciting products that were launched at the Consumer Electronics Show in January 2011. We launched our new Ecotricity™ line of portable solar powered products, which is our initial expansion into more environmentally conscious "green" products. Our Adventure Power® line of batteries for motorcycles, ATVs and other outdoor sports equipment began to gain traction in 2010, and we plan to continue building that brand in the coming year.

From a marketing standpoint, we launched a new corporate logo and tagline to reflect our ongoing efforts to enhance UPG's brand promise to customers and business partners. The new tagline, "Stay Powered" is a concise expression of our commitment to customers, while the updated logo and colors represent our drive to stay at the forefront of battery technology in an environmentally responsible way.

Overall, despite the continued softness of the economy and the decrease in sales to our largest customer, we see reasons for optimism over the long-term. We remain confident in our business model, and the ability of our team to grow our sales and earnings, backed by a solid balance sheet and strong overall financial position. We will also continue our focus on maintaining discipline over costs and strengthening our relationships with our business partners to ensure we provide the quality of products and service our customers have come to expect from UPG.

Finally, I would like to thank our shareholders for their continued support, as we seek to improve our results and enhance the value of their investment. We also are thankful for the continued support of our customers, suppliers and employees who work with us each day as we shape the future direction of UPG.

Sincerely,



Ian Edmonds
President & CEO
Interim CFO



OUR COMMITMENT TO EXCELLENCE



We are dedicated to the constant pursuit of greater efficiencies, exceptional service and new ideas.

We strongly emphasize teamwork and foster sound work ethics and values within our corporate structure and believe that in promoting and building strong fundamentals from within our organization, it translates to engaging better client relationships.



Our ISO 9001:2008 certification is our commitment to quality. It places us in the top tier of our industry and assures customers of our continuing commitment to excellence.



By effectively collaborating, expanding and delivering products and solutions that enhance productivity, we pride ourselves in being our customers' trusted and valued business partner.

OUR MISSION

We strive to be an adaptive and innovated business that effectively collaborates with our customers as we deliver power products and supply chain solutions that will improve quality of life, enhance productivity and add value.

OUR NEW FACE



UPG
STAY POWERED

On May 19, 2011, we unveiled a new corporate logo and tag line, reflecting our continued efforts to enhance our brand promise and progressive business approach. The updated logo utilizes an enhanced color palette to reflect UPG's continuous power and innovation, and "green" energy initiatives. Our tag line has also been updated to "STAY POWERED," a more concise expression of our commitment to our customers and business partners.


TEAMWORK

FY | 2010
ANNUAL
REPORT


EXPERTISE



OUR LEGACY

OUR HISTORY

UPG started out as Computer Components Corporation. Founded in 1968, it was a components distributor and one of the first authorized Panasonic battery pack modification centers in the nation. In the mid to late nineties, UPG shifted its focus to the distribution of sealed lead-acid batteries.

UPG has since evolved to become a global distributor of batteries of all chemistries and power accessories, and additionally leveraged its distribution expertise by integrating supply chain services into its breadth of service solutions.



OUR EXPERTISE

Universal Power Group, Inc. ("UPG") is a global distributor of batteries and power accessories, and a provider of supply chain value-added services.

Strategically headquartered in Carrollton, Texas, north of the Dallas Metroplex, we have additional logistics centers in Georgia and Nevada.

OUR PRODUCTS

OUR INNOVATIONS

At UPG, we offer batteries of every chemistry to cater to the demand for reliable back-up and portable power in our increasingly mobile universe. We also stock one of the largest inventories of maintenance-free sealed lead-acid batteries in the nation.



Our products are used in many applications and markets including automotive, consumer goods, hunting, marine, medical mobility, motorcycle, power sports, security, solar and telecommunications. Product lines range from our own proprietary brands of industrial and consumer batteries to chargers, jumpstarters, 12-volt accessories, transformers, and security products such as alarm panels, sirens and more.

Energizer® LICENSEE

In December 2008, we entered into a four year licensing agreement with Energizer® to develop an Energizer® branded line of automotive battery chargers and maintainers, jumpstarters and inverters.



OUR SUBSIDIARIES

MONARCH HUNTING PRODUCTS

Established in the mid -1990s, the Monarch brand is well recognized in the game feeder and hunting market, designing quality hunting products for the seasoned hunter, pro hunter, and outfitter, as well as beginning enthusiasts.
Visit www.deerfeeder.com.

PROTECHNOLOGIES, INC.

Founded in 1985, ProTechnologies ("PTI") is an ISO 9001 and ISO12485 certified custom battery pack designer and manufacturer for original equipment manufacturers and customers in the medical, hobby and military markets to name a few.
Visit www.protechnologies.com.


INNOVATION

FY | 2010
ANNUAL
REPORT

SUPPLY CHAIN & THIRD PARTY LOGISTICS











FRAGILE
FRAGILE



OUR SUPPLY CHAIN
OUR THIRD PARTY LOGISTICS

As a provider of specialized full service supply chain & third party logistics services, we tailor solutions that provide for optimum supply chain efficiencies.



Our clients find that by leaving the complexities of their supply chain to us and refocusing on their core business initiatives, they are able to effectively improve customer satisfaction.

With over a quarter million square feet of combined state-of-the-art distribution space and years of proven distribution experience, our supply chain solutions range from business-to-business/EDI capabilities to procurement, inventory management, carrier selection, rate negotiation, reverse logistics, kitting and order fulfillment.

We pride ourselves in being extraordinarily adaptive and responsive to the changing needs of our customers. From concept to delivery, our solution based approach provides for a dynamic offering that is unparalled in the marketplace.

OUR CUSTOMERS

Our commitment to quality and service has earned us a strong client base of well respected corporations.


Secured by
ADT

GE
Security

Monitronics

SGi

BUSINESS
Protection One
SECURITY

BATTERY ALLIANCE
Power you can depend on. Quality you can trust.

B BRAUN
SHARING EXPERTISE

BESA

ENERGY
BATTERY GROUP INC.

Pride
Mobility Products Corp.

The SCOOTER Store

ACE
Hardware

amazon.com

Bass Pro Shops

RadioShack.

Cabela's

GANDER MTN

HD SUPPLY



OUR DEDICATION
OUR SUPPORT


SOLUTIONS
STRATEGY
MARKETING
SUCCESS
GROWTH

As a customer oriented company with product lines that touch many applications and markets, we have an excellent pulse on industry and consumer preferences. We actively participate in approximately 20 tradeshows a year.

Whatever your sales and marketing need, from product packaging and branding to sales support, our team of sales and marketing professionals will dedicate efforts to help you build and enhance brand visibility.



SALES & MARKETING




VALUE ADDED SERVICES

OUR VALUE ADDED SERVICES
OUR QUALITY

BATTERY PACK ASSEMBLY

UPG and PTI combined have over 55 years of expertise in the design and manufacture of battery packs of almost every chemistry. We specialize in developing battery solutions to power every innovation. We are one of the first Authorized Panasonic Modification centers in the country and have a well established network of long term vendor partners.



Our in-house engineering team, state-of-the-art equipment and quality controls including ISO 9001 and ISO12485 certifications enable us to meet the high standards and needs from specialized OEM customers to medical, military and others. From barcode scanners, defibrillators, tracking devices, infrared cameras, military communications equipment to wireless devices, we have the proven capabilities to meet the power needs of every application.



KITTING & PACKAGING

At UPG, we do not only assemble kits, but our team of experts help make the entire process more efficient. We offer custom-labeling, bundling, shrink-wrapping and repackaging solutions as required. Our goal is to help our clients better manage inventory levels and plan assembly, delivery and purchasing activities.

OEM

We provide original equipment manufacturers component procurement and product reconfiguration solutions according to their specifications. Depending on client requirements, we can coordinate for direct shipments from our factories or from any one of our logistics centers.



PRIVATE LABELING

We offer private branding as a value-added solution for our customers who want to improve brand visibility. Our private label products include batteries, chargers, 12V accessories, security products, solar products and more.

OUR SOURCING & PROCUREMENT
OUR CONSERVATION

Our established relationships with vendors located in Taiwan, Hong Kong, China, Korea, Malaysia and Japan enable us to effectively source a wide range of products, including specialized "hard-to-get" items. Our team of professionals can help clients analyze and address any product, technical, design and cost concerns, and coordinate all procurement needs.





OUR BATTERY RECYCLING

We are committed to the preservation of our environment. As a value-added service for our customers, we coordinate for authorized haulers to pick up used/"spent" batteries to be delivered to approved smelters for proper disposal.

In addition, we help fund the Rechargeable Battery Recycling Corporation's Call2Recycle® program which in turn funds the environmentally-sound collection and recycling of used rechargeable batteries and a nationwide public education program about rechargeable battery recycling.



SOURCING, PROCUREMENT & CONSERVATION

FY | 2010
ANNUAL
REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from __________ to __________

Commission file number: **001-33207**

Universal Power Group, Inc.
(Exact name of registrant as specified in its charter)

TEXAS	**75-1288690**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1720 Hayden Drive, Carrollton, Texas	**75006**
(Address of principal executive offices)	*(Zip Code)*

(469) 892-1122
(Registrant's telephone number, including area code)

None
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $0.01 Par Value	NYSE Amex
(Title of Each Class)	**(Name of each exchange on which registered)**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller Reporting Company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was $7,493,330 based on the price at which the common equity was last sold on the NYSE Amex as of June 30, 2010, the last business day of the registrant's most recently completed second fiscal quarter.

The number of shares outstanding of the registrant's classes of common equity as of March 23, 2011 was 5,020,000.

DOCUMENTS INCORPORATED BY REFERENCE
None

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements as the term is defined in the Private Securities Litigation Reform Act of 1995 or by the U.S. Securities and Exchange Commission in its rules, regulations and releases, regarding, among other things, all statements other than statements of historical facts contained in this report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations. The words "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "could," "target," "potential," "is likely," "will," "expect" and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors, described in "Risk Factors" and elsewhere in this report, which could adversely affect our business and financial performance. In addition, our past results of operations do not necessarily indicate our future results. Finally, the third-party logistics services business and the battery and related power accessory supply and distribution business are highly competitive and rapidly changing. New risk factors emerge from time to time and it is not possible for us to anticipate all the relevant risks to our business. We cannot assess the impact of all such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements.

Except as otherwise required by applicable laws and regulations, we undertake no obligation to publicly update or revise any forward-looking statements or the risk factors described in this report, whether as a result of new information, future events, changed circumstances or any other reason after the date of this report. Neither the Private Securities Litigation Reform Act of 1995 nor Section 27A of the Securities Act of 1933 provides any protection to us for statements made in this report. You should not rely upon forward-looking statements as predictions of future events or performance. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

PART I

ITEM 1. BUSINESS

Corporate History

We were organized in July 1968 under the laws of Texas. Our principal executive office is located at 1720 Hayden Drive, Carrollton, Texas 75006, and our telephone number is (469) 892-1122. Our web address is www.upgi.com. We have one active subsidiary, Monarch Outdoor Adventures dba Monarch Hunting, which is located at 6112 West Pioneer Parkway (Highway 303), Arlington, Texas 76013, incorporated in Texas, and two inactive wholly owned subsidiaries incorporated in Texas. Until December 20, 2006, we operated as a wholly owned consolidated subsidiary of Zunicom, Inc. ("Zunicom"), a Texas corporation, whose stock is traded on the OTC Bulletin Board under the symbol "ZNCM.OB." On December 21, 2006, we sold 2,000,000 shares and Zunicom sold 1,000,000 shares of our common stock in an underwritten initial public offering ("IPO") reducing Zunicom's ownership interest in us to 40%. Notwithstanding the fact that Zunicom no longer owns a controlling interest in us, it still has significant influence.

Available Information

Our website address is www.upgi.com. We are not including the information contained on our website as part of, or incorporating it by reference into, this annual report on Form 10-K. We make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (the "SEC"). You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers such as us that file electronically with the SEC. The website address is www.sec.gov.

Business Overview

We are (i) a leading supplier and distributor of batteries, related power accessories and security accessories and (ii) a third-party logistics services provider, specializing in supply chain management and value-added services.

Distribution Business

We sell, distribute and market batteries, related power accessories and security accessories under various manufacturer brands, private labels and our own proprietary brands. We are one of the leading domestic distributors of sealed, or "maintenance-free," lead-acid batteries ("SLA batteries"). Our principal product lines include:

- batteries of a wide variety of chemistries, battery chargers and related accessories;
- portable battery-powered products, such as jump starters and 12-volt DC power accessories;
- security system components, such as alarm panels, perimeter access controls, horns, sirens, speakers, transformers, cable and wire.

Our customers include original equipment manufacturers (OEMs), distributors and both online and traditional retailers. Our products represent basic power solutions to a wide variety of existing applications in a broad market spectrum. They are used in a diverse and growing range of industries and applications including automotive, medical mobility, consumer goods, electronics, marine, hunting, security and surveillance, telecommunications, uninterruptible power supply, power sports, solar and portable power.

The demand for batteries and related power accessories is impacted by consumer preferences, technological developments, fuel costs, which impact both manufacturing and shipping, the cost of lead and copper, the two principal raw materials used to manufacture batteries and general economic conditions. We believe that technological change drives growth as new product introductions accelerate sales and provide us with new opportunities. At the same time, battery chemistries are also evolving due to changes in consumer demands and preferences that are driven, in part, by environmental and safety concerns and the need for greater density power and longer life. Therefore, we continue to stay current regarding advances and changes in battery technology.

Third Party Logistics

We are also a third-party logistics services provider specializing in supply chain management and value-added services, designed to help customers optimize performance by allowing them to outsource supply chain management functions. Our supply chain management services include inventory sourcing, procurement, warehousing and fulfillment. Our value-added services include custom battery pack assembly, custom kitting, private labeling, product development and engineering, graphic design and sales and marketing.

We believe that the demand for third-party logistics and supply chain management solutions is growing, particularly with globalization. To be successful, businesses have not only to excel in their core competencies, but they must also execute their supply chain processes quickly and accurately. To remain competitive, businesses strive to identify ways to more efficiently manage their supply chain and streamline their logistics processes by minimizing inventory levels, reducing order and cash-to-cash cycle lengths and outsourcing manufacturing and assembly operations to low-cost locations. An efficient supply chain has become a critical element to improving financial performance. As a result, businesses are increasingly turning to organizations that provide a broad array of logistics and supply chain solutions. These trends have been further facilitated by the rapid growth of technology enabling seamless electronic interfaces between systems of service providers and their customers.

Industry Background

Batteries and related power accessories is a growing multi-billion dollar market in the United States. Batteries serve as an energy storage solution for a wide range of consumer and commercial products including computers, PDAs, electronic devices, motorcycles, lawnmowers, medical scooters, boats, solar panels and security systems. We believe that the growth in consumer and industrial demand for battery power will continue to be a trend for the future as technological advances and globalization set the stage for a more productive, mobile and portable society.

The supply chain and third party logistics industry is another large and growing market as OEMs, contract manufacturers and businesses large and small, choose to outsource their procurement, inventory and materials management processes to third parties in order to improve operational efficiencies and excel in a competitive environment. Many large distribution companies not only fill these procurement and materials management roles but also further serve as a single supply source for OEMs and contract manufacturers and retailers, offering a much broader line of products, rapid or scheduled deliveries and incremental quality control measures.

We believe that the third-party logistics industry will continue to grow because of the following factors:

- ***Outsourcing non-core activities.*** Businesses are increasingly relying on third-party logistics providers for non-core activities, such as sourcing and procurement, warehousing, assembling, kitting, shipping and distribution, so as to focus on their core competencies.

- ***Globalization of trade.*** As barriers to international trade are reduced or eliminated, businesses are increasingly sourcing their parts, supplies and raw materials from the most competitive suppliers throughout the world. Businesses often find themselves getting involved in logistical matters with which they are unfamiliar and often face unforeseen added overhead and other logistic costs, which take away from their competitive edge and bottom-line income. We believe with continued globalization, businesses will increasingly turn to and rely on third-party logistics providers for their sourcing, warehousing, inventory management and distribution needs.

- ***Increased competition.*** Increasing competition means businesses have to operate more efficiently. Businesses benefit by using third party logistics providers who already have established infrastructures, sourcing relationships and greater efficiencies.

- ***Increased reliance on technology.*** Advances in technology are placing a premium on decreased transaction time and increased business-to-business activity. Businesses recognize the benefits of being able to transact commerce electronically.

Our Products and Services

The principle products we handle as a distributor are as follows:

- ***Batteries.*** We are one of the leading domestic distributors of SLA, absorbent glass mat and gel batteries, all of which have been designated as non-hazardous by the U.S. Department of Transportation. We maintain a broad inventory of UPG-branded and private-label SLA batteries that we sell to retailers and distributors for consumer and industrial applications, and to OEMs. Our SLA batteries cater to a wide range of markets including automotive, trailer, security, marine, medical mobility, hunting and solar. Our Adventure Power® product line is a complete line of power sport batteries for the outdoor recreational and sporting markets, which includes motorcycles, jet skis, ATVs and snowmobiles. We continue to develop and provide new battery sizes for varying applications to meet customer and market needs.

We also stock and distribute a broad range of UPG-branded and private-label batteries of most chemistries, including nickel-cadmium, lithium, lithium polymer, nickel metal hydride, alkaline and carbon-zinc batteries, which are used primarily in consumer electronic products.

Our proprietary brands include the names Universal Battery® , and Adventure Power®.

We offer value-added custom battery pack assembly services and were one of the first authorized Panasonic modification centers in the United States to build custom-designed Panasonic battery packs.

- ***Power accessories, such as battery chargers, jump-starters, 12-volt power accessories and solar panels.*** To complement our battery offerings, we have an expanding line of power inverters, battery chargers and maintainers for various applications such as automotive, marine, hunting, motorcycles and medical scooters. We also offer tailored charging solutions for specialized applications.

  Our line of jump-starters, branded Starter-UP®, are portable sources of 12-volt DC power used primarily as emergency starting power sources on failed automobile and marine batteries. These jump-starters to power many products including cell phones, laptops and radios sold to various retailers.

  Under our licensing agreement with Eveready Battery Company/Energizer, we developed and are now marketing and selling Energizer-branded automotive battery chargers and maintainers, automotive jump-starters and power inverters.

  We also have a line of break-away kits for trailers and our 12-volt DC accessory line which includes electric auto jacks, impact wrenches, cordless air compressors, spotlights, and others that plug into cigarette lighter sockets or any 12-volt DC power source.

  Our renewable power products now include solar panels, chargers and kits for use in various applications, including outdoor recreational activities such as hunting and camping.

- ***Security products.*** We carry a broad line of residential and commercial security products including alarm panels, perimeter access controls, transformers, sirens, horns, wire and cable and other related products.

We continue to actively explore, research and develop new and innovative products to add to our broad spectrum of product offerings.

Our logistics services include:

- ***Inventory sourcing and procurement.*** We effectively source products for our customers and help lower their costs through our long-standing and strategic relationships with manufacturers in Asia. We see this as a competitive advantage that will help us further secure and enhance customer relationships. Depending on customer needs, we can arrange to have the manufacturer ship directly to them or, alternatively, we can stock inventory for a customer in our warehouse according to their inventory needs and deliver as required. In some situations, based on customer qualification, we purchase and take ownership of the inventory on the customer's behalf. Traditional logistics and fulfillment providers merely warehouse and distribute products leaving inventory ownership to the customer. We believe our ability to offer adaptive, flexible and tailored solutions to our customers gives us a competitive advantage.

- ***Warehousing and distribution.*** Our primary distribution center is located in Carrollton, Texas, a suburb that is part of the Dallas-Ft. Worth metroplex demographic market. This prime location allows easy access to national and international markets and enables us to facilitate efficient, quick delivery and fulfillment of products nationwide. We also have regional logistics centers in Atlanta, Georgia and Las Vegas, Nevada, which provide additional distribution points to support additional and varying customer needs.

- ***Engineering design assistance, custom assembly and kitting.*** We offer engineering design assistance services for specialized applications. As an example, we have the ability to develop custom battery packs for applications such as cordless phones, door locks, medical equipment, surveillance tools and toys. We have the expertise to cater for small businesses and larger scale projects such as for OEMs. Battery packs are custom assembled to order in nearly all instances and depending on scope of requirements; our customers have the flexibility of having packs built in-house at our Carrollton facilities or in China.

  We also custom kit products and components as requested by customers. For instance, as a value-added service, we can pick and repackage products and components into shippable units.

- ***Graphic design and marketing.*** We offer branding, packaging design and marketing services to assist customers in bringing their product from development to packaged product. In some instances, we help promote and sell the finished product through our sales and marketing team, trade shows and distribution network.

- ***Recycling.*** As an additional value-added service to our customers, and in doing our part in environmental conservation, we help coordinate pick up of all their used or "spent" SLA batteries with EPA authorized haulers to deliver to EPA authorized smelters for recycling.

Growth Strategy

Our objective is to become a global supplier and distributor of batteries and related power accessories and a leading provider of third-party logistics services. Our long-term growth strategy includes the following:

- ***Expand our logistics service offerings.*** We are dedicating more resources to market our logistic and supply chain capabilities. We believe that one of the most efficient ways to attract new customers and expand relationships with existing customers is to expand our logistics service. We continue to add to our offerings and explore other value-added solutions such as freight forwarding and shipping, customs and brokerage, real-time visibility, electronic order entry and rapid order processing.

- ***Enhance information technology capabilities.*** We provide a customized web portal interface for our customers allowing them to easily place orders online with access to and management of their fulfillment needs. We believe that in the coming years an increasing number of transactions in this industry will be processed online. As a result, we plan to expand further the functionality and utilization of our website in such a way that it will become more accessible and user-friendly.

- ***Increase our product offerings.*** Another effective means of improving margins, attracting new customers and expanding relationships with existing customers, is to increase and diversify our product offerings. We intend to offer new products that complement those already within our portfolio and expand our product lines to include a more comprehensive offering of batteries, chargers, inverters, jumpstarts and other power accessories. In addition, we plan to continue to monitor technological advances and changes in consumer preferences, expand our relationship with existing suppliers and forge alliances with strategic partners.

- ***Increase value-added service offerings.*** We intend to continue to enhance our service offerings including product development, engineering, graphic design, custom battery pack assembly and coordination of recycling efforts. Our goal is to be a complete solution to our customers where they can consolidate their processes and product needs and benefit from greater operational efficiencies.

- ***Identify new customers and new markets.*** We intend to pursue new customers and new markets through traditional sales and marketing activities. We believe that the trend towards technological advances and the increased demand for mobility and portability will in turn result in greater demand for our batteries and related power accessories and open up new opportunities and markets globally. In addition to the United States, we currently serve customers in Canada, England, Ireland and Australia. Part of our growth strategy is to further develop new accounts in Europe and Latin America and establish distribution centers in strategic locations.

Quality Controls and ISO Certification

We adhere to a quality management system that ensures that our operations are meeting the increasing standards in quality control programs and traceability procedures. As a result, our distribution facility has successfully completed procedure and quality audits and earned certification under the international quality standard of ISO 9001:2000. The International Standards Organization (ISO), created by the European Economic Community (EEC), established this quality standard. The ISO created uniform standards of measuring processes, traceability, procedures and quality control in order to assist and facilitate business within the EEC. This voluntary certification is a testimony of our commitment to consistently provide products that enhance customer satisfaction and the assurance of conformity to customer and applicable regulatory requirements.

Product safety is a top priority and all of our products that have electrical or mechanical concerns are safety tested and approval listed by UL, CUL, CSA, CE, TUV, or other standards agencies as required by and relevant to each customer's business location. These agency listings ensure that our products adhere to specific quality and consistency standards.

Customers

Our customers include OEMs, contract electronics manufacturers, distributors, retailers and electronics manufacturing service providers that serve a broad range of industries including: automotive, marine, sports and recreation, medical mobility and other medical equipment, security and surveillance, consumer goods and electronics, telecommunications and solar. Our customer list includes over 2,990 active accounts. We define an active account as any customer who has purchased goods from us within the last two years. Our largest customer is ADT Security Services ("ADT Security Services"), formerly Broadview Security, Inc., for whom we function as a supply chain manager throughout the United States and Canada. In 2010, ADT Security Services accounted for approximately 28% of our net sales. ADT Security Services is our only customer that accounted for more than 10% of our net sales. The initial term of our agreement with ADT Security Services expired in November 2010, but it renew automatically for successive one-year term until either party terminates the agreement by giving the other party 120-days prior written notice.

We expect that demand for our services and, consequently, our results of operations will continue to be sensitive to domestic and global economic conditions and other factors we cannot directly control. As such, our focus will remain on diversifying product lines, service offerings, expanding our relationship with our current customers and adding new accounts through our field and in-house sales and marketing teams.

Sources and Availability of Products

We purchase products from both domestic and foreign manufacturers. In 2010, we purchased products from over 200 suppliers. During 2010, approximately 35% of our purchases were from domestic suppliers and 65% were from foreign suppliers. Approximately 54% of our 2009 purchases were from domestic suppliers and 46% were from foreign suppliers. In addition, even though we purchase approximately 75% of our batteries from a single source, we believe that if that relationship were to terminate we would be able to re-source those products from other suppliers quickly, although our costs may be higher.

We have significant long-term relationships with manufacturers located in Asia, principally China. Other suppliers are located in Taiwan and Malaysia. In March 2009, in an effort to improve efficiencies within our sourcing channels, we entered into an agreement with our primary independent sourcing agent, canceling our relationship. As part of this agreement, the sourcing agent assigned to us all of his North American distribution rights on products manufactured by certain factories including our primary battery supplier. Through closer partnerships with our suppliers, we anticipate additional opportunities to enhance productivity and efficiency in our supply chain. Part of this strategy includes working directly with our suppliers to improve the competitive advantages of the products, and improve production scheduling and better manage lead times to reduce inventory requirements. We are also exploring opportunities to supplement our supply base in low-cost countries through potential partnerships with suppliers in China and other areas of Asia. In 2009, none of our product purchases were commissionable to the independent sourcing agent.

Competition

We compete with numerous, well-established companies, many of which are larger and have greater capital and management resources than we do. Our principal competitors include battery distributors and logistics companies, shippers, which provide supply chain management services, as well as companies like us that are both distributors and logistics providers and distributors. However, because of our broad platform of battery and power accessory offerings and our third party logistics expertise, we believe we have a competitive advantage. Our competitors include international, national, regional and local companies in a variety of industries.

We compete primarily based on price, inventory availability, flexibility, scope of services, quality of products and services, delivery time and customer relationships. Our ability to remain competitive largely depends on our ability to (i) continue to source products competitively and efficiently, (ii) develop new and alternative sources that are comparable in terms of price and quality and (iii) anticipate and respond to customer demands and preferences and trends affecting the industry, such as new product introductions and pricing strategies, consumer and demographic trends, international, national, regional and local economic conditions including those affecting prices of raw materials and shipping.

Distribution

In the battery and power accessory business, we compete with battery and other electronics distributors or manufacturers. We offer a wider range of battery chemistries and related power accessories and can be more responsive in developing niche markets and responding to customer needs, market changes and other trends.

We are increasingly finding that manufacturers, particularly foreign manufacturers, are competing against us, marketing and selling their products directly to OEMs, distributors and retailers, importers, brokers and e-commerce companies. Foreign manufacturers, particularly those located in low-cost jurisdictions such as Latin America and Asia, generally have a price advantage but most lack the market expertise and value-added offerings that we offer.

Third Party Logistics

In the third-party logistics business, we compete with traditional logistics service providers. In general, many of these companies provide freight transportation services but could also provide supply chain management solutions. In comparison, we provide limited in-house freight transportation services. This could make us a less attractive alternative to some potential customers. However, we do engage freight forwarding companies to work with us on consolidating and securing price competitive freight transportation services. We also compete directly with large overnight shipping companies who have begun to market themselves as supply chain management service providers.

We differentiate ourselves from other logistics companies in our overall knowledge, experience and understanding of customer needs and requirements coupled with our breadth of services. We believe our competitive advantages include the following:

- ***Well-established sourcing contacts.*** Our established relationships with qualified manufacturers in Asia, principally China, enable us to provide our customers with competitive pricing, reliable quality and timely shipments.

- ***Key customer relationships.*** Over the last two years we have served more than 2,990 customers, from sole proprietors and small businesses to many large, well-known national, regional and local distributors and retailers.

- ***Extensive inventory permits prompt response to customer needs.*** We stock a broad range of products according to customer and seasonal needs. With extensive inventory covering 75 classes of products and approximately 3,000 SKU's, we can satisfy most customer demands immediately.

- ***National distribution.*** Our primary logistics center and warehouse facility is strategically located in the Dallas, Texas metroplex; regional logistics centers are located in Atlanta, Georgia and Las Vegas, Nevada. As a result, we can deliver products to almost any location in the continental United States within 24 to 48 hours.

- ***Value-added services.*** We offer additional services not commonly provided by other third-party logistics or supply chain service providers, such as sourcing, custom kitting, battery pack assembly, product development, private labeling and coordinating customers with licensed EPA approved handlers for their battery recycling efforts.

- ***Broad industry experience; experienced management and support professionals.*** We have been in business for more than 40 years and have extensive knowledge of our markets and products. We also have a dedicated and experienced management team coupled with an excellent support staff.

- ***Reputation for quality.*** Since our inception, we have built a reputation based on the quality of our products, the timeliness of our deliveries and our responsiveness to customer needs. We believe that our commitment to customer satisfaction and our sourcing expertise have helped us in the industry as a premier supplier of batteries and related power accessories. We have been ISO 9001:2000 certified since October 2003.

Marketing and Sales

We employ marketing, sales and sales support to actively pursue new business opportunities and to retain and grow existing accounts. We also engage outside sales representatives. We use a variety of techniques to market our products including: (i) direct marketing through personal visits to customers by management, sales and sales representatives; (ii) general advertising, sales referrals and marketing support from component manufacturers; (iii) telemarketing; (iv) participation in industry tradeshows; and (v) our website. We are pursuing more advertising including direct mail, additional trade and magazine publications and online advertising as our product offerings and customer base determine.

Customer retention and strengthening current relationships to participate in new business opportunities is important to us, and we emphasize this throughout our organization. We continue to emphasize the development of national and global accounts while aggressively targeting local accounts where we can leverage our array of services. The larger, more complex accounts typically have many requirements ranging from very detailed standard operating and product approval procedures to customized information technology integration requirements. We believe our consistent growth, cost optimization and adaptability to customer needs has enabled us to more effectively compete for and obtain many new accounts.

Intellectual Property

We own a number of trademarks, trade names, service marks and service names, some of which are registered. These marks and names include the following: Adventure Power®, Universal Battery®, All in One®, Batteries & Beyond®, Charge N' Start®, Starter-Up™, UB Scootin®, UNILOK®, Let Us Power You® and UPG™. We believe that these marks are important and have helped us develop a brand identity in certain markets and in connection with certain products. We also license Energizer® on an exclusive and non-exclusive basis from Eveready Battery Company.

Warranties

We offer warranties of various lengths ranging from 90 days to three years. We also pass along any applicable manufacturer's warranty. Our warranty is only for product defects. To date, we have had minimal warranty claims.

Government Regulation and Environmental Matters

Except for usual and customary business licenses, permits and regulations, our business is not subject to governmental regulations or approvals. We believe that we comply with all relevant federal, state and local environmental regulations and do not expect to incur any significant costs to maintain compliance with such regulations. Failure to comply with applicable regulations or to maintain required permits or licenses could result in substantial fines or revocation of our permits or authorities. We cannot give assurance as to the degree or cost of future regulations on our business.

All of our SLA batteries are non-hazardous Class 60 batteries, and therefore are not subject to laws, rules and regulations that deal with the handling of hazardous materials. However, we do offer to our customers as a value-added service, coordination of used SLA battery recycling. Our lithium batteries are designated as Class 9 or hazardous. We work with manufacturers certified in handling and packaging these batteries.

Employees

At December 31, 2010, we had 91 employees, all of whom were full-time. We do not have collective bargaining agreements with respect to any of our employees. We have not experienced any work stoppages, and we believe we have good relations with our employees.

ITEM 1A. RISK FACTORS

In addition to other information in this Form 10-K, the following risk factors should be carefully considered in evaluating our business, including our financial statements and the notes to those statements, and us. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, could negatively impact our business, results of operations or financial condition in the future. If any of the following risks and uncertainties develops into actual events, it could have an adverse impact on our business, results of operations or financial condition. Actual results could differ materially from those projected in the forward- looking statements contained in this Form 10-K because of the risk factors discussed below and elsewhere.

Risks Relating to Our Business

The recession has adversely affected our operating results.

For the year ended December 31, 2010, net sales declined compared to the prior year. We cannot assure you that we will be able to reverse the declining sales trend in the current year, or continue to increase income under those circumstances. If we do not, the price of our common stock could decline.

We derive a significant portion of our annual revenue from a single customer. If this customer were to terminate its relationship with us or even reduce its level of business with us our operating results would suffer.

For the years ended December 31, 2010 and 2009, ADT Security Services accounted for 28% and 36% of our net sales, respectively. At December 31, 2010, our ADT Security Services receivable represented approximately 13% of our total accounts receivable, all of which was within the terms of our agreement (generally 30 days). If ADT Security Services were to terminate its relationship with us or significantly reduce the level of business it does with us, it could have an adverse impact on our operating results. In addition, any adverse developments in ADT Security Services business could have an adverse impact on our financial condition. This customer concentration could adversely affect the market price of our stock.

Our revolving credit agreement contains restrictive covenants that could impede our growth and our ability to compete.

Our working capital requirements are significant. To fund our operations we rely on cash flow from operations and a $30.0 million working capital revolving credit facility. At December 31, 2010, the outstanding balance on our credit line was $16.3 million compared to $15.2 million at December 31, 2009. At those dates, our total liabilities, including accounts payable, were $25.4 million and $30.4 million, respectively. The credit facility restricts us in many ways and these restrictions, as well as the amount of the debt we carry at any one time, may have an adverse impact on our business.

First, all of our assets, including inventory and receivables, secure the indebtedness under the credit facility. If we were to breach any of the terms of our agreement with the bank and the bank were to exercise its right to declare a default and a court of competent jurisdiction were to determine that we are in default, the bank could foreclose on its security interests. Any foreclosure action could cause us to seek protection under the federal bankruptcy code, which, in turn, would have a material adverse effect on our ability to operate at a level required to maintain or achieve profitability, which, in turn, could adversely impact our business.

Second, the agreement contains customary negative covenants restricting our ability to take certain actions without the lender's consent, including incurring additional indebtedness, transferring or encumbering assets, paying dividends or making certain other payments, and acquiring other businesses. Upon certain specified events of default, including failure to pay, bankruptcy, breach of covenants and breach of representations and warranties the lender could accelerate the due date for the repayment of the loan.

Third, the agreement requires us to maintain various financial ratios and satisfy various other financial and operating requirements and conditions, including a borrowing base computation. These ratios and the borrowing base computation limit our ability to draw on the facility. In addition, our failure to satisfy these ratios, requirements and conditions could result in a breach of the loan covenants, giving the bank the right to declare a default and commence proceedings to collect the debt. Our ability to satisfy these ratios, requirements and conditions may be affected by events that are beyond our control. These ratios, requirements and conditions together with the negative covenants may restrict or limit our operating flexibility, limit our flexibility in planning for and reacting to changes in our business and make us more vulnerable to economic downturns and competitive pressures.

Fourth, our ratio of total liabilities to total market capitalization may exceed that of other companies in our industry. As a result, an investment in us could be more risky than an investment in our competitors. In addition, the total amount of our debt makes us particularly susceptible to changes in general economic conditions or even adverse changes in the financial condition in one or more of our significant customers. To meet our operating and debt service requirements, which are significant, we must take steps to assure that our existing customer base is comprised of businesses having financial resources sufficient to assure timely payment for our product shipments and that we identify creditworthy potential customers.

Finally, the borrowings under our credit facility are and will continue to be at a variable rate based upon prevailing interest rates, which exposes us to risk of increased interest rates.

We depend on a limited number of suppliers. Any disruption in our ability to purchase products from our suppliers or any drastic changes in the prices we pay for our products could adversely affect our gross margins and profitability, which could have an adverse impact on our operating results.

All of our products are manufactured and assembled by third-party manufacturers, many of which are located in Asia, principally China. We depend on these third-party manufacturers to supply us with quality products in a timely and efficient manner. If they fail to do so, we may have to find other sources to meet our inventory needs. This could result in increased costs that we may not be able to pass on to our customers, lost sales opportunities, and/or a decrease in customer satisfaction, which could damage our reputation.

We have two principal suppliers; one accounted for 45% and 33% of our inventory purchases in 2010 and 2009, respectively, including a majority of our battery purchases; and the other accounted for 25% and 40% of our inventory purchases in 2010 and 2009, respectively. If our relationship with these suppliers were to terminate for any reason, the price we pay for batteries and other products, the quality of our products and the timeliness of our shipments may be adversely affected, which could then adversely affect our ability to meet customer expectations and damage our reputation.

Any disruption in our ability to move our goods from the manufacturers to our logistics centers or from our logistics centers to our customers could result in lost business.

Other than some of the items we purchase to fulfill our obligations to ADT Security Services and its authorized dealers, substantially all of our products are manufactured outside the United States, and most of our products are then shipped from one of our logistics centers to our customers. As a result, we depend on third parties, principally shippers and shipping brokers, freight forwarders and customs brokers, to facilitate our transportation needs. Transportation delays or interruptions, such as those caused by labor strikes, natural disasters, terrorism, inspection delays, import restrictions, bad weather or acts of war, could impede our ability to deliver our products to our customers on a timely basis. These delays could damage our reputation and materially and adversely affect our operations and financial condition. In addition, these interruptions could increase our costs, if, for example, we were forced to ship our products via air rather than ocean freight or if insurance costs were to increase significantly as a result of terrorism or acts of war.

We depend on foreign manufacturers, which expose us to various financial, political and economic risks.

For the years ended December 31, 2010 and 2009, we purchased approximately 65% and 46%, respectively, of our products through foreign sources, predominantly in China. In some instances, particularly when we are dealing with a new supplier, we are required to finance the tooling cost that the factory incurs to meet our requirements. We are at risk if the factory cannot deliver the goods to us. The following could adversely affect our ability to sell certain products:

- increases in tariffs or duties;

- changes in trade treaties;
- strikes or delays in air or sea transportation;
- future legislation with respect to pricing and/or import quotas on products imported from foreign countries;
- changes in local laws and regulations;
- natural disasters such as earthquakes, hurricanes and tsunamis;
- wars, hostilities or other military activity;
- expropriation of private enterprises;
- currency limitations including restrictions on repatriation or transfer of funds; and
- turbulence in offshore economies or financial markets.

Other governmental actions and policy changes, including anti-dumping and international antitrust legislation, could also adversely affect our ability to be competitive with respect to sales of products made up of imported components.

Currency fluctuations could have a negative impact on financial performance, which may result in the loss of all or a portion of your investment in us.

Although we record all of our transactions in U.S. dollars, adverse currency fluctuations could make components manufactured abroad more expensive, cause shortages due to unfavorable export conditions or cause our foreign suppliers to limit exports to the United States. Significant changes in the value of the Chinese reminibi in relation to the U.S. dollar have increased the cost of goods and raw materials for Chinese manufacturers, which they are incorporating into the price of goods that we purchase from them. As a result, we cannot assure you that currency fluctuations will not have a material adverse effect on our operating results in the future.

Some of the industries we sell to are cyclical, which causes our operating results to fluctuate significantly.

Many of the products that rely on batteries and related power accessories constitute discretionary purchases. Consumer spending is unpredictable and affected by many factors, including interest rates, consumer confidence levels, tax rates, employment levels and general economic conditions. As a result, a continued recession in the general economy or other conditions affecting disposable consumer income and retail sales would likely reduce our sales.

We cannot predict the timing or the severity of the cycles within our industry. In particular, it is difficult to predict how long and to what levels any industry upturn or downturn and/or general economic weakness will last or what impact terrorism, war, or other factors may have on our industry. The electronic components distribution industry historically been affected by general economic downturns. These economic downturns have often had an adverse economic effect upon manufacturers, end-users of electronic components and electronic components distributors. Our industry also directly depends on the continued growth of the electronic components industry and indirectly on end-user demand for our customers' products. The timing of new product developments, the life cycle of existing electronic products and the level of acceptance and growth of new products can also affect demand for electronic components. Due to changing conditions, our customers have experienced and may in the future experience, periods of inventory corrections that could have a significant negative impact on our results. We have supported in the past and expect in the future to support new technologies and emerging markets. If these new technologies and emerging markets are not widely accepted, our operating results could suffer significantly. Our operating results have significantly fluctuated in the past, and will likely fluctuate in the future, because of these market changes and factors.

Our industry is susceptible to supply shortages and price volatility. Any delay or inability to obtain components or a significant increase in the price of components may have an adverse effect on our operating results.

The electronics industry, in general, has been susceptible to supply shortages and price volatility. In part, these conditions are attributable to the price of lead and copper, the two principal raw materials used to manufacture electronic components, and the price of oil, which affects both manufacturing costs and shipping costs. Over the past few years, prices for lead and copper have increased significantly. In addition, the price of oil, a key factor in determining shipping rates, has been extremely volatile over the last couple of years. These price increases could lead to supply shortages as manufacturers hold up or delay production in the hope that prices will come down or because they do not have the capital to continue purchasing raw materials at the same level. These shortages could adversely impact our ability to satisfy customer demands, impairing not only our financial performance but jeopardizing our ongoing relationships with our customers. In addition, it is not always possible to pass along these price increases to our customers, which would have an unfavorable impact on our gross margins and overall profitability. On the other hand, because of price decreases, which are also possible when dealing with commodity-based products, we may experience periods when our investment in inventory exceeds the market price of such products. This could have a negative impact on our sales and gross profit.

Our business model assumes that distributors will continue to play a significant role in the electronics industry, as a traditional distributor, as a logistics provider or as both. A reversal of the trend for distributors to play an increasing role in the electronic components industry could adversely affect our business.

Traditionally, distributors have played an important role in the electronics industry serving as the bridge between the component manufacturers and OEMs, wholesalers and retailers. In recent years, there has been a growing trend for OEMs and contract electronics manufacturers to outsource their procurement, inventory and materials management processes to third parties, particularly electronic component distributors. We believe this trend has contributed and will continue to contribute to our growth. However, because of the Internet and other recent developments contributing to the "global economy," OEMs and retailers have the opportunity to contract directly with the component manufacturers, bypassing the distributors. If direct contact becomes a trend, our sales could be materially adversely affected.

Competition in our industry is intense, which creates significant pricing pressures on our products and services. If we cannot compete effectively our gross margins and profitability would be adversely impacted, which could have an adverse impact on the market price of our stock.

We compete with numerous, well-established companies, many, if not most of which are larger and have greater capital and management resources. In addition, we are increasingly finding that manufacturers, particularly foreign manufacturers, are competing against us. We compete primarily based on price, inventory availability, scope of services, quality of products and services, delivery time and customer relationships. We expect competition to intensify in the future. To the extent our competitors have superior financial resources, they may be better able to withstand price competition and implement extensive promotional programs. They may also be able to offer a broader range of services.

Our ability to remain competitive will largely depend on our ability to continue to source the products we sell at competitive prices, control costs and anticipate and respond to various trends affecting the industry. These factors include new product introductions and pricing strategies, changes in customer preferences and requirements, consumer trends, demographic trends and international,

national, regional and local economic conditions. New competitors or competitors' price reductions or increased spending on marketing and product development, as well as any increases in the price of raw materials that our suppliers pass on would have a negative impact on our financial condition and our competitive position, as larger competitors would be in a better position to bear these costs and price increases. We cannot assure you that we will be able to compete successfully against existing or new companies.

Disruption in our logistics centers may prevent us from meeting customer demand and our sales and profitability may suffer as a result.

We manage our product distribution in the continental United States through our operations in Carrollton, Texas and two regional logistics centers located in Atlanta, Georgia and Las Vegas, Nevada. A serious disruption, such as earthquakes, hurricanes, tornados, floods, or fires, at any of our logistics centers could damage our inventory and could materially impair our ability to distribute products to customers in a timely manner or at a reasonable cost. We could incur significantly higher costs and experience longer lead times associated with distributing products to customers during the time that it takes us to reopen or replace a distribution center. As a result, any such disruption could have a material adverse effect on our business.

If we are unable to protect our intellectual property, our ability to compete effectively in our markets could be harmed.

We regard our trademarks, trade names, service marks, service names, trade secrets and other intellectual property rights to be important to our success. Unauthorized use of our intellectual property by third parties may adversely affect our business and reputation. We rely on trademark law, statutory and common law, trade secret protection and confidentiality agreements with our employees, and with our customers and vendors whenever possible, to protect our intellectual property rights. Not all of our customers and vendors agree to these provisions, and the scope and enforceability of these provisions is uncertain. In addition, even if our intellectual property rights are enforceable in the United States, they may not be enforceable in other countries. As a result, despite these precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Moreover, we may have to resort to litigation, which is expensive and time-consuming and would divert management's attention from our core business.

We may be required to incur substantial expenses and divert management attention and resources in defending intellectual property litigation against us or prosecuting others for their unauthorized use of our intellectual property.

We cannot be certain that products we purchase from our suppliers do not and will not infringe on issued patents or proprietary rights of others. Any claim, with or without merit, could result in significant litigation costs and diversion of resources, and could require us to enter into royalty and licensing agreements, all of which could have a material adverse effect on our business. We may be unable to obtain such licenses on commercially reasonable terms, or at all, and the terms of any offered licenses may not be acceptable to us. If forced to cease using such intellectual property, we may not be able to develop or obtain alternative technologies. An adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing, using, or selling certain of our products, which could have a material adverse effect on our business.

Furthermore, parties making such claims could secure a judgment awarding substantial damages as well as injunctive or other equitable relief that could effectively block our ability to make, use, or sell our products in the United States or abroad. A judgment like that could have a material adverse effect on our business. In addition, we are obligated under certain agreements to indemnify our customers or other parties if we infringe the proprietary rights of third parties. Any required indemnity payments under these agreements could have a material adverse effect on our business.

As part of our long-term growth strategy, we may undertake strategic acquisitions. If we are unable to address the risks associated with these acquisitions, our business operations may be disrupted and our financial performance may be impaired.

We will consider acquiring other logistics companies or distributors if we believe such an acquisition would expand or complement our existing business. In pursuing acquisition opportunities, we may compete with other companies having similar growth and investment strategies. Competition for these acquisition targets could result in increased acquisition costs and a diminished pool of businesses, technologies, services or products available for acquisition. Our long-term growth strategy could be impeded if we fail to identify and acquire promising candidates on terms acceptable to us. Assimilating acquired businesses involves a number of other risks, including, but not limited to:

- disrupting our business;
- incurring additional expense associated with a write-off of all or a portion of the related goodwill and other intangible assets due to changes in market conditions or because acquisitions are not providing the expected benefits;
- incurring unanticipated costs or unknown liabilities;
- managing more geographically-dispersed operations;
- diverting management's resources from other business concerns;
- retaining the employees of the acquired businesses;
- maintaining existing customer relationships of acquired companies;
- assimilating the operations and personnel of the acquired businesses; and
- maintaining uniform standards, controls, procedures and policies.

For all these reasons, our pursuit of an overall acquisition or any individual acquisition could have a material adverse effect on our business, financial condition and results of operations. If we are unable to address successfully any of these risks, it could have an adverse impact on our business.

Rapid growth in our business could strain our managerial, operational, financial, accounting and information systems, customer service staff and office resources. If we fail to manage our growth effectively, our business may be negatively impacted.

In order to achieve our growth strategy, we will need to expand all aspects of our business, including our computer systems and related infrastructure, customer service capabilities and sales and marketing efforts. We cannot assure you that our infrastructure, technical staff and technical resources will adequately accommodate or facilitate our expanded operations. To be successful, we will need to continue to improve our financial and managerial controls, billing systems, reporting systems and procedures, and we will need to continue to expand, train and manage our workforce. In addition, as we offer new products and services, we will need to increase the size and expand the training of our customer service staff to ensure that they can adequately respond to customer inquiries. If we fail to adequately train our customer service staff and provide staffing sufficient to support our new products and services, we may lose customers.

Our success to date and our future success depend on our senior executives and other key personnel. If we lose the services of any of these individuals, our business will suffer.

We depend substantially on the efforts and abilities of our senior executives and other key personnel. Our business and operations may be adversely impacted by the loss or interruption of the full-time service of one or more of these employees or if we cannot replace any of our senior executives or key employees quickly with someone of comparable skills.

If we become subject to product returns or product liability claims resulting from defects in our products, we may face an increase in our costs, a loss of customers, damage to our reputation, or a delay in the market acceptance of our products.

The products that we sell are complex and may contain undetected defects or experience unforeseen failures. We cannot assure you that the products we sell, despite any safety certification they may carry, are free of all defects. Even though we are not a manufacturer, as part of the supply chain we may be named as a defendant in a lawsuit for property damage or personal injury resulting from defects in the goods we handle. If that happens, we may be forced to undertake a product recall program, which could cause us to incur significant expenses and could harm our reputation and that of our products. In addition, a product liability claim brought against us, even if unsuccessful, would likely be time-consuming, diverting management's attention from sales and product development efforts and costly to defend. If successful, such claims could require us to make significant damage payments in excess of our insurance limits.

We are subject to various governmental regulations that could adversely affect our business.

Our operations are subject to various federal, state, and local regulatory requirements relating to employees, environmental, product disposal, and health and safety matters. We could become subject to liabilities because of a failure to comply with applicable laws and incur substantial costs to comply with existing, new, modified, or more stringent requirements. Demand for our products could also be affected by applicable state and local laws and regulations.

Risks Related to Our Stock

Currently our common stock is "thinly traded". If an active market does not develop for our securities, you may not be able to sell our common stock when you want.

Since our stock began trading in December 2006, daily trading volume has been erratic. An active trading market in our common stock may never develop. An illiquid market makes it more difficult for you to sell our stock should you desire or need to do so. Even more, the market price of our securities may be volatile, fluctuating significantly in response to a number of factors, some of which are beyond our control. These factors include:

- quarterly and seasonal variations in operating results;
- changes in financial estimates and ratings by securities analysts;
- announcements by us or our competitors of new product and service offerings, significant contracts, acquisitions or strategic relationships;
- publicity about our company, our services, our competitors or business in general;
- additions or departures of key personnel;
- fluctuations in the costs of materials and supplies;
- any future sales of our common stock or other securities; and
- stock market price and volume fluctuations of publicly-traded companies in general and in the electronic industry in particular.

Zunicom is our largest shareholder and has significant influence over us, which may result in conflicts of interest, or the appearance of such conflicts, and may adversely impact our value and the liquidity of our stock.

Zunicom directly owns approximately 41% of our outstanding common stock. William Tan, our chairman, is also the chairman of Zunicom. Ian Edmonds, our president, chief executive officer, interim chief financial officer, a member of our board of directors (the "Board") and the son-in-law of Mr. Tan, is also a member of the board of directors of Zunicom. As a result, Zunicom has significant influence over all matters requiring approval by our stockholders, including the election and removal of directors, any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. This concentration of influence could be disadvantageous to other stockholders with different interests, which could result in reducing our profitability. In addition, this concentration of share ownership, and the appearance of conflicts, even if such conflicts do not materialize, may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with a significant concentration of ownership among a limited number of shareholders.

Future sales or the potential for sale of a substantial number of shares of our common stock could cause the trading price of our common stock to decline and could impair our ability to raise capital through subsequent equity offerings.

Sales of a substantial number of shares of our common stock in the public markets, or the perception that these sales may occur, could cause the market price of our stock to decline and could materially impair our ability to raise capital through the sale of additional equity securities. We have 5,020,000 shares of common stock issued and outstanding and an additional 2,300,000 shares of common stock reserved for future issuance as follows:

- 2,000,000 shares reserved for issuance under our 2006 Stock Option Plan, of which 1,381,842 are issuable upon exercise of outstanding options having a weighted exercise price of $6.65; and

- 300,000 shares underlying warrants issued to the underwriters of our initial public offering ("IPO").

However, since our IPO, shares of our common stock have been "thinly-traded" in the public market. Future sales, or even the possibility of future sale by us of additional equity securities, may cause a decline in the market price of our common stock.

We may issue shares of preferred stock in the future, which could depress the price of our stock.

Our corporate charter authorizes us to issue shares of "blank-check" preferred stock. The Board has the authority to fix and determine the relative rights and preferences of preferred shares, as well as the authority to issue such shares, without further shareholder approval. As a result, the Board could authorize the issuance of a series of preferred stock that would grant to holders preferred rights to our assets upon liquidation, the right to receive dividends before dividends are declared to holders of our common stock, and the right to the redemption of such preferred shares, together with a premium, prior to the redemption of the common stock. To the extent that we do issue such additional shares of preferred stock, the rights of the holders of our common stock could be impaired thereby, including, without limitation, with respect to liquidation.

Texas law and provisions of our amended and restated articles of incorporation and bylaws could deter or prevent takeover attempts by a potential purchaser of our common stock that would be willing to pay you a premium for your shares of our common stock.

Our amended and restated articles of incorporation and bylaws and the corporate laws of the State of Texas include provisions designed to provide the Board with time to consider whether a hostile takeover offer is in our and shareholders' best interests, but could be utilized by the Board to deter a transaction that would provide shareholders with a premium over the market price of our shares. These provisions include the following: (i) the availability of authorized but unissued shares of common stock for issuance from time to time at the discretion of the Board; (ii) the availability of authorized shares of preferred stock, the number of which to be issued from time to time and their terms and conditions being solely in the discretion of the Board; (iii) provisions in our Bylaws enabling the Board to increase the size of the Board and to fill the vacancies created by the increase; and (iv) provisions in our Bylaws establishing advance notice procedures with regard to business to be presented at shareholder meetings or to director nominations (other than those by or at the direction of the Board). The Texas Business Organization Code also contains provisions intended to protect shareholders and prohibit or discourage various types of hostile takeover activities. These provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including under circumstances where our shareholders might otherwise receive a premium over the market price of our shares. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management and may limit the ability of our shareholders to approve transactions that they may deem to be in their best interests.

We do not anticipate paying dividends in the near future. This could make our stock less attractive to potential investors.

We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business, at the present time, and we do not intend to declare or pay any cash dividends in the future. Future payment of cash dividends will be at the discretion of the Board after taking into account many factors, including our operating results, financial condition and capital requirements.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our executive offices are located in Carrollton, Texas.

On February 1, 2002, we entered into a lease for a logistics center in Carrollton, Texas, which was amended in March 2003 and November 2006. As amended, the lease covers a total of approximately 216,000 square feet and expires March 31, 2013. Monthly base payments for 2010 through 2012 are approximately $46,400 and $0 for the final three months, January 1, 2013 through March 31, 2013.

On April 30, 2008, we entered into a lease agreement for 21,427 square feet of retail and warehouse space in Las Vegas, Nevada. The lease term is from September 2008 through August 31, 2011. Rent for September 2009 through August 2010 was $14,151 per month; and from September 2010 through August 2011 will be $14,718.

On January 5, 2009, concurrent with the acquisition of Monarch, we entered into a new lease agreement for 87,000 square feet of retail and manufacturing space in Arlington, Texas. The lease term is from September 2008 through August 31, 2018. Base rent is $7,800 per month.

On September 10, 2010, we entered into a lease agreement for 22,800 square feet of warehouse space in Hapeville, Georgia a suburb of Atlanta. The lease term is from October 2010 through January 31, 2014. Rent for October 2010 through February 2011 is $0 per month; March 2011 through September 2011 is $5,890 per month; October 2011 through September 2012 is $6,061 per month; October 2012 through September 2013 is $6,251 per month and October 2013 through January 2014 is $6,441 per month.

ITEM 3. LEGAL PROCEEDINGS

We are not a party to any legal proceedings that we consider material.

ITEM 4. [REMOVED AND RESERVED]

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on the NYSE Amex under the symbol "UPG." The following table sets forth for the periods indicated the high and low sale prices per share for our common stock, as reported on NYSE Amex.

	Sale Prices			
	High		Low	
Fiscal year 2010				
First Quarter	$	4.25	$	3.04
Second Quarter	$	3.57	$	2.35
Third Quarter	$	3.75	$	1.96
Fourth Quarter	$	3.94	$	2.87
Fiscal year 2009				
First Quarter	$	3.24	$	1.00
Second Quarter	$	2.42	$	1.09
Third Quarter	$	2.90	$	1.62
Fourth Quarter	$	3.73	$	1.83

On March 23, 2011, the closing price of our common stock was $4.28.

No dividends have been declared or paid on our common stock since our IPO and none are anticipated at this time. We have no shares of preferred stock outstanding.

As of March 23, 2011, the Company had 5,020,000 shares of common stock issued and outstanding held by seven shareholders of record.

ITEM 6. SELECT CONSOLIDATED FINANCIAL DATA

As a smaller reporting company, we are not required to provide the information required by this Item.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS EXECUTIVE SUMMARY

Our key operating results for 2010 include the following:

- Net sales for the 2010 year were slightly down by 3.5%, while gross profit margin increased 1.1% to 18.5% from 17.4% in 2009.

- Net operating income was $5.1 million in 2010 compared to net operating income of $2.1 million in 2009; the $3.0 million increase was attributable primarily to settlement expenses of $2.5 million and increase sales in the core business. On a non-GAAP basis, after adjusting 2009 results for the settlement expenses, non-GAAP operating income for 2010 is 10.2% higher than the comparable amount in the corresponding 2009 period. (See "Reconciliation of GAAP Operating Income and Income Before Provision for Income Taxes to non-GAAP Operating Income and Income Before Provision for Income Taxes (Unaudited)" below.)

- Inventory levels increased by $1.9 million in 2010 to meet customer requirements in the first half of 2011.

- Accounts receivable decreased by approximately $1.3 million, accounts payable decreased by approximately $4.4 million and our line of credit increased by $1.1 million since end of year 2009.

Our 2010 net sales from batteries, related power accessories and other products increased 19.4% to $72.8 million from $61.0 million for 2009. Net sales from ADT Security Services and its authorized dealers decreased to $34.4 million, down 31.4% compared to $50.2 million for 2009. We believe this decrease is due to the changes within ADT Security Services from Tyco International's acquisition of Broadview Security Systems.

We believe the decline in net sales in 2010 over 2009 reflects the change in consumer spending throughout the global economy. In addition to taking steps to manage the difficult economic conditions, we are also focusing on developing higher-margin products and markets and diversifying our markets to minimize our exposure to the broader economy. We expanded our battery, charger and power accessory lines to better meet the evolving needs of our customers and ultimately, the end-user. We will continue to capitalize on favorable industry trends, such as the growing demand for productivity, mobility and portability in the consumer electronics industry.

We are diligently and cautiously evaluating markets and acquisition opportunities that facilitate reaching our strategic objectives. We remain conservative on this front due to the economic climate. However, we believe that the recession and the associated deterioration in stock values and market prices have created growth opportunities. We believe that with our strong balance sheet and operations, we are positioned to take advantage of these opportunities. We continue to make the necessary investments in our infrastructure, namely, our distribution facilities, our warehouse management system and our people, to support and facilitate our immediate and long-term growth objectives.

Reconciliation of GAAP Operating Income and Income Before Provision for Income Taxes to Non-GAAP Operating Income and Income Before Provision for Income Taxes (Unaudited)

The following table reconciles operating income and income before provision for income taxes, as reported in accordance with U.S. Generally Accepted Accounting Principals ("GAAP"), to non-GAAP operating income and income before provision for income taxes. We believe that non-GAAP operating income, which is generally operating income less costs related to settlement agreements, more accurately reflects our operating efficiency. Non-GAAP operating income and income before provision for income taxes are non-GAAP financial measures and should not be considered an alternative to, or more meaningful than, net income prepared on a GAAP basis. Additionally, non-GAAP operating income and income before provision for income taxes may not be comparable to similar metrics used by others in our industry.

	Financial Summary (Non-GAAP) (unaudited) December 31,	
	2010	**2009**
	(dollars in thousands)	
Operating income and income before provision for income taxes as reported:		
Operating expenses	$ 14,769	$ 14,715
Settlement accrual	—	2,529
Total operating expenses	14,769	17,244
Operating income	5,131	2,129
Other expense, net	(679)	(956)
Income before provision for income taxes	4,452	1,173

Non-GAAP measures to exclude settlement expenses from operating expenses:		
Settlement accrual	—	2,529
Non-GAAP operating income	$ 5,131	$ 4,658
Non-GAAP income before provision for income taxes	$ 4,452	$ 3,702

Results of Operations Year Ended December 31, 2010 Compared to December 31, 2009

The following table compares our consolidated statement of operations data for the years ended December 31, 2010 and 2009. The trends suggested by this table may not be indicative of future operating results, which will depend on various factors including the nature of revenues (sales of batteries and other power accessory products versus logistics or value added services) and the relative mix of products sold (batteries versus other power supply products), as well as the state of the general economy.

In addition, acquisition could also affect our operating results in future periods.

	For the years ended December 31,			
	2010		2009	
	Amount	Percent	Amount	Percent
	(dollars in thousands)			
Net sales	$ 107,257	100.0%	$ 111,171	100.0%
Cost of sales	87,356	81.5%	91,798	82.6%
Gross profit	19,901	18.6%	19,373	17.4%
Operating expenses	14,769	13.8%	14,715	13.2%
Settlement accrual	—	0%	2,529	2.3%
Total operating expenses	14,769	13.8%	17,244	15.5%
Operating income	5,131	4.8%	2,129	1.9%
Interest expense, net	(681)	(0.6%)	(953)	(0.9%)
Other income/expense	2	—	(3)	—
Income before provision for income taxes	4,452	4.2%	1,173	1.1%
Provision for income taxes	(1,562)	(1.5%)	(1,308)	(1.2%)
Net income (loss)	$ 2,890	2.7%	$ (135)	(0.12%)

Net sales

Net sales for the year ended December 31, 2010 were $107.3 million compared to $111.2 million for the period in 2009, a decrease of $3.9 million, or 3.5%. Net sales from batteries and related power accessories increased $11.8 million to approximately $72.8 million in 2010 from $61.0 million in 2009, or 19.4%. Net sales from ADT Security Services and its authorized dealers, was $34.4 million for 2010 compared to $50.2 million in the 2009 period, a decrease of $15.7 million, or 31.4%. We believe this decrease is due to the changes imposed by Tyco International when it acquired Broadview Security Systems.

Cost of sales

Cost of sales is comprised of the base product cost, commissions to sourcing agents, freight, duty and servicing fees where applicable. Cost of sales totaled $87.4 million for the year ended December 31, 2010, compared to $91.8 million in the comparable 2009 period, a decrease of $4.4 million, or 4.8%. Cost of sales as a percentage of sales decreased to 81.5% in the 2010 period from 82.6% for 2009. This cost decrease was attributable to reduced volatility on raw material costs and improved efficiencies across our supply chain, and a decrease in sales to ADT Security Services and its authorized dealers. Our overall gross margin for the year ended December 31, 2010, was approximately 18.5% compared to a gross margin of 17.4% for the comparable period in 2009.

Settlement expenses

In the first quarter of 2009, we entered into a settlement agreement with our former chief executive officer relating to his resignation as an officer and director and we entered into an agreement with our former principal independent sourcing agent cancelling our relationship with such agent. The total amount due under both agreements is $3.1 million. Of this amount, $0.5 million of the settlement with the sourcing agent was applied to an existing payable balance related to prior year inventory purchases, an aggregate of $2.5 million was expensed as settlement expense in the first quarter of 2009 and an aggregate of $0.1 million will be expensed as interest over the term of the agreements. The payments due to the former chief executive officer are payable over a two-year period, which began in January 2009, and the payments to the former sourcing agent are due over a three-year period which began in March 2009. Except for the imputed interest expense, which will be amortized over the respective terms of the agreements, we do not expect to incur any additional costs in connection with these agreements.

Operating expenses

Operating expenses for 2010 decreased approximately 14.4% to approximately $14.8 million from $17.2 million for 2009. The decreased operating expenses of $2.5 million in 2010 was attributable to there being no settlement costs for 2010 (as described above), increases of $0.2 million for facilities costs, $0.4 million in personnel and related costs, and $0.1 million in marketing and trade show costs, but offset by decreases of $0.1 million in costs related to being a public company, of $0.2 million bad debt expense, and $0.2 million in other expenses such as insurance costs and legal fees.

Operating income

Operating income for the year ended December 31, 2010 increased $3.0 million, or 141%, to approximately $5.1 million compared to approximately $2.1 million the comparable period in 2009. Non-GAAP operating income for the 2010 period was $5.1 million, a 10.2% increase over the $4.7 million from 2009.

Interest expense

Our interest expense totaled $0.7 million for the year ended December 31, 2010 compared to $1.0 million for the year ended December 31, 2009. For the year ended December 31, 2010 the average outstanding loan balance on our line of credit was $13.5 million, compared to $12.6 million for the year ended December 31, 2009. The decrease is primarily attributable to the repayment of Zunicom notes in December 2009.

Liquidity

We had cash and cash equivalents of $0.2 million and $2.1 million at December 31, 2010 and 2009, respectively.

Net cash used in operating activities was $2.9 million through December 2010 compared to cash provided by operating activities of $5.9 million for 2009. The net cash used in operating activities during 2010 is due primarily to a decrease in accounts payable of approximately $4.4 million, an increase of $2.7 million in inventories, a decrease in accrued settlement accrual of $1.0 million, and an increase in income tax receivable/payable of $0.7 million which is offset by net income of $2.9, non-cash charges for depreciation, amortization, provision for bad debts and obsolete inventory, loss on disposal of property, deferred income taxes and stock based compensation expense of $2.0 million, and a decrease in accounts receivable of $1.0 million.

Net cash used in investing activities was $0.1 million through December 2010 compared to $0.05 million for 2009. The cash used during 2010 was primarily for purchases of property and equipment.

Net cash provided by financing activities during 2010 was $1.2 million compared to $4.1 million used by financing activities for 2009. The net cash provided by financing activities for 2010 was due to $1.1 million net change in our line of credit.

On December 16, 2009, we entered into a credit agreement with Wells Fargo to provide us with a new revolving credit facility. The agreement with Wells Fargo provides that we may borrow up to $30.0 million, with the possibility that we can increase the line to $40.0 million if we can satisfy certain defined criteria. All of our assets secure our obligations under the agreement. Our borrowing availability depends on our level of accounts receivable and inventory. For each borrowing, we have the option to choose a "Base Rate" or "Eurodollar" loan. Interest on Base Rate Loans is payable quarterly and interest on Eurodollar Loans is generally payable monthly or quarterly as selected by the Company. The annual rate of interest payable on Base Rate and Eurodollar loans fluctuate depending upon a number of factors, all as described in the Agreement. At December 31, 2010, the interest rate was 2.56%. The Agreement terminates on July 30, 2013.

The credit agreement contains customary negative covenants restricting our ability to take certain actions without Wells Fargo's consent, including incurring additional indebtedness, transferring or encumbering assets, paying dividends or making certain other payments, and acquiring other businesses. If there is an "event of default", including failure to pay, bankruptcy, breach of covenants and breach of representations and warranties, all amounts outstanding under the credit facility will become immediately due and payable. The line's availability is based on a borrowing formula, which allows for borrowings equal to 80% of our eligible accounts receivable and a percentage of eligible inventory. In addition, we must maintain certain financial covenants on a quarterly basis.

Upon closing of the new credit facility, we immediately borrowed $14.3 million of which $10.5 million was used to repay the amounts due to Compass Bank under our old credit facility and approximately $3.8 million was used to settle the liability evidenced by the notes held by Zunicom, Inc. Those notes had an aggregate outstanding principal amount of $4.0 million plus accrued and unpaid interest of $50,000. As Zunicom is a related party, the gain on extinguishment of those notes resulted in gain net of income taxes being recorded as additional paid-in capital.

At December 31, 2010, approximately $16.3 million was outstanding under the line of credit and approximately $3.9 million remained available for borrowings under the line of credit based on the borrowing formula.

As a result of the refinancing of our line of credit, the interest swap agreement we had entered into with Compass Bank in June, 2008 was terminated. The swap agreement had "locked-in" a fixed rate of 5.85% on the first $6.0 million outstanding under the line of credit, thus swapping the fixed rate for the current variable rate as calculated under the original loan agreement with Compass Bank through its maturity date of July 5, 2012. The interest rate swap was accounted for as an effective cash flow hedge and the unrealized gains or losses related to the change in fair value were recorded in accumulated other comprehensive income (loss). As a result of the termination of the interest swap agreement, we discontinued hedge accounting on December 16, 2009. The de-designation of cash flow hedges requires that the net derivative gain or loss related to the discontinued cash flow hedge should continue to be reported in accumulated other comprehensive income (loss), unless it is probable that the forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period of time thereafter. We continue to incur interest expense commensurate with our original, hedged risk, and there is currently no indication that interest payments on the hedged transaction would not continue. Therefore, the realized loss related to this derivative will not be recognized immediately and will remain in accumulated other comprehensive income (loss). These losses are reclassified into earnings over the contractual terms of the swap agreement starting as of December 16, 2009.

Capital Resources

At December 31, 2010, we did not have any material commitments for capital expenditures. We may enter into various commitments during 2011 if expansion opportunities arise. We will disclose material items in press releases and other appropriate filings as they develop. We have no off balance sheet financing arrangements.

INTERNATIONAL CURRENCY FLUCTUATION

The goods that we purchase from Asia are subject to international currency fluctuations. We do not believe that the fluctuation in currency presents a serious threat to its operations.

CRITICAL ACCOUNTING POLICIES

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and revenues and expenses during the periods reported. Actual results could differ from those estimates. We believe the following are the critical accounting policies which could have the most significant effect on our reported results and require the most difficult, subjective or complex judgments by management.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed and determinable and collectability is reasonably assured.

We are a distributor who purchases both finished goods and components from domestic and international suppliers. We add value to products and components by packaging them in customer specified "kits" or tailor made units that are convenient for the customer to order and ship. Additionally, we have several customers that require specific battery pack assemblies. We obtain batteries and components and reconfigure finished goods based upon customer specifications. We refer to this process as battery pack assemblies. We recognize sales of finished goods at the time the customer takes title to the product.

We sell products to several customers in bulk quantities. We obtain the order from the customer and arrange for the delivery of the product directly from our vendor to the customer to reduce freight costs and wear and tear on the product from excessive handling. We refer to these transactions as "drop shipments" because the product is shipped directly from our vendor to our customer. Revenues from drop shipment transactions are recognized on a gross basis at the time the customer takes title to the product.

Income Taxes

Our provision for income taxes and effective tax rates are calculated by legal entity and jurisdiction and are based on a number of factors, including our income tax planning strategies, differences between tax laws and accounting rules, statutory tax rates and credits, uncertain tax positions and valuation allowances. We use significant judgment and estimates in evaluating our tax positions.

Tax law and accounting rules often differ as to the timing and treatment of certain items of income and expense. As a result, the tax rate reflected in our tax return (our current tax rate) is different from the tax rate reflected in our Consolidated Financial Statements. Some of the differences are permanent, while other differences are temporary as they reverse over time. We record deferred tax assets and liabilities for any temporary differences between the assets and liabilities in our Consolidated Financial Statements and their respective tax bases. We establish valuation allowances when we believe it is more likely than not that our deferred tax assets will not be realized. Changes in future taxable income, tax liabilities and our tax planning strategies may affect our effective tax rate, valuation allowances and the associated carrying value of our deferred tax assets and liabilities.

At any one time, our tax returns for various tax years are subject to examination by U.S. Federal and state taxing jurisdictions. We establish tax liabilities in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," also codified under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attributes for income tax positions taken or expected to be taken on a tax return. Under ASC 740, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more- likely-than-not to be sustained. An uncertain income tax position will not be recognized in the financial statements unless it is more-likely-than-not to be sustained. We adjust these tax liabilities, as well as the related interest and penalties, based on the latest facts and circumstances, including recently published rulings, court cases and outcomes of tax audits. To the extent, our actual tax liability differs from our established tax liabilities for unrecognized tax benefits; our effective tax rate may be materially impacted. While it is often difficult to predict the outcome of, the timing of, or the tax treatment of any particular tax position or deduction, we believe that our tax balances reflect the more-likely-than-not outcome of known tax contingencies.

Accounts Receivable

Trade accounts receivable are stated at the amount we expect to collect. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Management considers the following factors when determining the collectability of specific customer account: customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment terms. If the financial condition of our customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, we provide for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remains outstanding after we have used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Inventories

Inventories consist of finished goods, primarily of batteries and security products related to the Company's third party fulfillment services and materials used in the assembly of batteries into "packs". All items are stated at the lower of cost, determined using the average cost method by specific item, or market. The Company performs periodic evaluations, based upon business trends, to identify specifically obsolete, slow moving and non-salable inventory.

Stock-Based Compensation

We account for stock options under accounting provisions that require the recognition of the fair value of stock-based compensation. Under these fair value recognition provisions, we estimate stock-based compensation cost at the grant date based on the fair value of the awards expected to vest and recognized as expense ratably over the requisite service period of the award. We have used the Black-Scholes valuation model to estimate fair value of our stock-based awards, which requires various judgmental assumptions, including estimating stock price volatility, forfeiture rates and expected life. Our computation of expected volatility is based on a combination of historical and market-based implied volatility. In addition, we consider many factors when estimating expected forfeitures and expected life, including types of awards, employee class and historical experience. If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company we are not required to provide the information required by this Item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Information required by this Item begins on page F-1 and is incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

a) *Evaluation of Disclosure Controls and Procedures*. Management, with the participation of our principal executive officer and the principal financial officer, carried out an evaluation of the effectiveness of our "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 (the "Exchange Act") Rules 13a-15(e) and 15-d-15(e)) as of the end of the period covered by this report (the "Evaluation Date"). Based upon that evaluation, our principal executive officer and interim principal financial officer concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) is accumulated and communicated to our management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

Management, including our principal executive officer and interim principal financial officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

b) *Management's Report on Internal Control over Financial Reporting.* Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in rule 13a-15(f) under the Exchange Act). Management assessed the effectiveness of our internal control over financial reporting as of the Evaluation Date. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Management has concluded that, as of the Evaluation Date, our internal control over financial reporting is effective based on these criteria.

c) *Changes in Internal Control over Financial Reporting*. There were no changes in our internal controls over financial reporting that occurred during our fiscal fourth quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

DIRECTORS AND EXECUTIVE OFFICERS

The names, ages and titles of our executive officers and directors, as of March 1, 2011 are as follows:

Name	Age	Positions
Ian Colin Edmonds	39	Chief Executive Officer, President, Interim Chief Financial Officer and a Director
Mimi Tan	37	Senior Vice President Business Development and Marketing and Corporate Secretary
Julie Sansom-Reese	48	Senior Vice President of Finance and Treasurer
Ramin Salehi	37	Senior Vice President of Operations
William Tan	67	Chairman of the Board
Leslie Bernhard	66	Director
Robert M. Gutkowski	62	Director
Hyun (Joyce) Park	39	Director

IAN COLIN EDMONDS has been a director since January 1999, our chief executive officer and president since June 1, 2009, and our interim chief financial officer since December 12, 2008. Prior to being appointed chief executive officer and president he was serving in those positions on an interim basis since January 21, 2009, our chief operating officer since May 2002, and our executive vice president since October 2006. Mr. Edmonds also serves as a director of Zunicom, Inc. (OTCBB: ZNCM) ("Zunicom"), the owner of approximately 41% of our outstanding Common Stock, and from July 1997 through December 2006 served as an officer, first as vice president and from April 2003 as executive vice president of Zunicom. He also served as a director of AlphaNet, Inc. a wholly-owned subsidiary of Zunicom, from October 1999 through December 2006. Mr. Edmonds holds a Bachelors Degree in Marketing with a Minor in Statistics from the University of Denver. Mr. Edmonds is the husband of Mimi Tan and the son-in-law of William Tan.

MIMI TAN has been our corporate secretary since February 1998, and our senior vice president of business development and marketing since December 2006. She served as our vice president of business development and marketing from May 2002 through December 2006. Her responsibilities include new business development and projects, corporate marketing and overall branding strategies. She served as Zunicom's director of operations and corporate secretary from February 1998 through December 2006 and as AlphaNet's corporate secretary from October 1999 through December 2006. Ms. Tan graduated cum laude from the University of Denver in November 1996 with a Bachelor's Degree in Marketing and a Minor in Statistics. She is the daughter of William Tan and the wife of Ian Edmonds.

JULIE SANSOM-REESE has been employed by us since 1986. She was our chief financial officer from 1991 to October 2007 and is now serving as our senior vice president of finance. She served as chief financial officer for Zunicom, Inc. from 1992 through July 1997 and was appointed interim chief financial officer of Zunicom in November 1999 and assumed that role on a permanent basis from November 2000 through December 2006. She also served as chief financial officer of AlphaNet from October 2003 through December 2006. Ms. Sansom-Reese earned a Bachelor of Arts in Business from Texas Tech University in May 1986.

RAMIN SALEHI is the Senior Vice President of Operations where he is responsible for setting the strategic and operational direction of the company. Mr. Salehi joined the company in 1997 and prior to his current role he oversaw the company's Supply Chain and Information Systems infrastructure. Mr. Salehi holds a Bachelor of Science degree with a concentration in Computer Systems Design from University of Houston-Clear Lake.

Non-Employee Directors

WILLIAM TAN has been Chairman of the Board since January 1999. He has served as the Chairman of Zunicom since February 1997 and of AlphaNet since October 1999. Mr. Tan's principal business has been private investments and he has held senior executive positions in a number of financing, insurance, textile, property development and related businesses. Mr. Tan is the father of Mimi Tan and the father-in-law of Ian Edmonds.

LESLIE BERNHARD became a director in December 2006 upon the effectiveness of our initial public offering. She is a co-founder of AdStar, Inc. (OTC: ADST.PK), provider of technology services to the newspaper classified advertising industry. She has been a director of AdStar since its inception in 1986 and its president and chief executive officer since 1991. Ms. Bernhard also serves on the board of directors of Milestone Scientific, Inc., (OTCBB: MLSS.OB): a developer and manufacturer of medical and dental equipment. Ms. Bernhard holds a B.S. degree from St. John's University.

ROBERT M. GUTKOWSKI became a director in December 2006 upon the effectiveness of our initial public offering. He is the founder, president and chief executive officer of Marketing Group International, a provider of consulting services to businesses in the sports and entertainment industries. He advised the New York Yankees in regard to the creation of the YES Network, a regional sports and entertainment network. He previously served as chief executive officer of the Marquee Group, Inc., a worldwide sports and entertainment firm that managed, produced and marketed sports and entertainment events and provided representation for athletes, entertainers and broadcasters. From 1991 until 1994, he was president of Madison Square Garden, Inc. where he was responsible for the operations of the New York Knickerbockers basketball team, the New York Rangers hockey club and MSB Communications, which included the MSG Television Network. Mr. Gutkowski was a member of the board of directors of EuroTrust A/S, (Nasdaq: EURO) from May 2004 through May 2006.

HYUN (JOYCE) PARK became a director in 2009. She has been the First Vice President and a manager at Hanmi Bank, a California community bank, since August 2002. Ms. Park has a background in compliance and auditing from her experience as an internal auditor at Nara Bank, N.A., from March 2000 through August 2002 and a staff auditor for Deloitte & Touche, LLP, from November 1997 through March 2000. She holds a Bachelor of Science in Business Administration from California State University, Northridge.

Board Composition

The Board currently consists of five directors. Each director is elected for a term of one year and serves until a successor is duly elected and qualified or until his or her death, resignation or removal. William Tan, Chairman of the Board, is the father of Mimi Tan and the father-in-law of Ian Edmonds.

Disclosure of Director Qualifications

Mr. Tan is an international businessman and investor with extensive contacts throughout the Far East, which is where we source most of our products. In addition, Mr. Tan is chairman and chief executive officer of Zunicom, our largest shareholder.

Mr. Edmonds is our principal executive officer and principal financial officer. As such, he is active in every aspect of our day-to-day operations and strategic planning. His thorough and extensive knowledge of our operations and financial situation, his personal relationship with all of our major customers, suppliers and other strategic partners and his knowledge and familiarity with our employees makes him highly qualified to serve on the board.

Ms. Bernhard is an accomplished businesswoman who is the chief executive officer of one public reporting company and chairman of another, where she had previously served as the chairman of the audit committee. As such, Ms. Bernhard understands corporate governance, public company financial statements and procedural issues. Given her experience and knowledge, Ms. Bernhard played an important role in our transition from a private company to a public company and continues to be an active and reliable board member.

Mr. Gutkowski has had a successful business career with public reporting companies. He was also instrumental in smoothing our transition from a private to a public company. In addition, Mr. Gutkowski has extensive contacts throughout the business and investment community. His leadership skills and insights into our business have been instrumental in helping shape the direction of our company.

Ms. Park has an extensive accounting and financial background. As a senior bank executive, she brings extensive insight into our financial strategy and banking relationships, which is one of our most important strategic relationships. Given her experience and knowledge, we have designated Ms. Park as our "audit committee financial expert."

The Board, acting through the Nominating and Corporate Governance Committee, is responsible for assembling for stockholder consideration a group of nominees that, taken together, have the experience, qualifications, attributes, and skills appropriate for functioning effectively as a Board. The Nominating and Corporate Governance Committee regularly reviews the composition of the Board in light of changing circumstances, its assessment of the Board's performance, and the inputs of stockholders and other key constituencies.

The Nominating and Corporate Governance Committee looks for certain characteristics common to all Board members, including integrity, strong professional reputation and record of achievement, constructive and collegial personal attributes, and the ability and commitment to devote sufficient time and energy to Board service.

In addition, the Nominating and Corporate Governance Committee seeks to include on the Board a complementary mix of individuals with diverse backgrounds and skills reflecting the broad set of challenges that the Board confronts. These individual qualities can include matters like experience in the company's industry, technical experience (for example, financial or technological expertise), experience gained in situations comparable to the company's (e.g., financial service companies, growth companies, and companies that grow through acquisitions), leadership experience, and relevant geographical experience.

Board Meetings

The Board met four times during 2010. A majority of the directors attended all of the meetings of the Board. All persons who were directors during 2010 attended at least 75% of these meetings. Absent special circumstance, each director is expected to attend the annual meeting of shareholders.

Audit Committee. The Audit Committee members consist of Robert M. Gutkowski, who serves as chairperson, and Joyce Park. The Board has determined that Joyce Park is an "audit committee financial expert," as that term is defined in Item 407(d)(5) of Regulation S-K, and "independent" for purposes of NYSE Amex listing standards and Section 10A(m)(3) of the Securities Exchange Act of 1934.

The Audit Committee oversees our accounting and financial reporting processes, internal systems of accounting and financial controls, relationships with auditors and audits of financial statements. Specifically, the Audit Committee's responsibilities include the following:

- selecting, hiring and terminating our independent auditors;
- evaluating the qualifications, independence and performance of our independent auditors;
- approving the audit and non-audit services to be performed by the independent auditors;

- reviewing the design, implementation and adequacy and effectiveness of our internal controls and critical policies;

- overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and other accounting matters;

- with management and our independent auditors, reviewing any earnings announcements and other public announcements regarding our results of operations; and

- preparing the report that the Securities and Exchange Commission requires in our annual proxy statement.

Compensation Committee. The Compensation Committee members consist of Leslie Bernhard, who serves as chairperson, and Joyce Park. The Compensation Committee assists the Board in determining the development plans and compensation of our officers, directors and employees. Specific responsibilities include the following:

- approving the compensation and benefits of our executive officers;

- reviewing the performance objectives and actual performance of our officers; and

- administering our stock option and other equity and incentive compensation plans.

The CEO may not be present during any deliberations on his compensation.

Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee consist of Joyce Park, who serves as chairperson, and Robert M. Gutkowski. The Corporate Governance and Nominating Committee assists the Board by identifying and recommending individuals qualified to become members of the Board, reviewing correspondence from our shareholders, and establishing and overseeing our corporate governance guidelines. Specific responsibilities include the following:

- evaluating the composition, size and governance of the Board and its committees and making recommendations regarding future planning and the appointment of directors to our committees;

- establishing a policy for considering shareholder nominees to the Board;

- reviewing our corporate governance principles and making recommendations to the Board regarding possible changes; and

- reviewing and monitoring compliance of our code of ethics and insider trading policy.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the Board or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Board or Compensation Committee. None of the persons who are members of our Compensation Committee has ever been employed by us.

Code of Ethics

We have adopted a Code of Ethics that applies to our principal executive officer, principal financial officer and other persons performing similar functions, as well as all of our other employees and directors. This Code of Ethics is posted on our website at *www.upgi.com*.

Section 16(a) Beneficial Ownership Reporting Compliance

Based on our review of the Forms 3, 4 and 5 submitted during and with respect to the year ended December 31, 2010, there have been no untimely filings of such required forms.

ITEM 11. EXECUTIVE COMPENSATION

Summary of Compensation

The following table sets forth certain information with respect to compensation for the years ended December 31, 2010 and 2009, earned by or paid to our chief executive officer and our two other most highly compensated executive officers whose total compensation exceeding $100,000 for the year ended December 31, 2010, which are referred to as the Named Executive Officers.

We recorded compensation expense in our Financial Statements for the year ended December 31, 2010 with respect to the awards included in this table since the awards were effective and fully vested at the end of 2010.

Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Cash Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Ian Edmonds	2010	250,000	423,065	—	42,703 (2)	715,768
President, CEO, Interim CFO(1)	2009	234,298	384,521	—	11,010 (2)	629,829
				—		
Mimi Tan	2010	168,036	127,000	—	5,809 (3)	300,845
SVP of Business Development & Marketing	2009	168,036	65,000	—	5,547 (3)	238,583
				—		
Ramin Salehi	2010	145,380	128,000	—	5,522 (3)	278,902
SVP of Operations	2009	121,150	65,000	—	5,260 (3)	191,410

(1) Appointed Interim CEO, President and CFO on January 21, 2009. On June 1, 2009, he became the permanent CEO and President but remained as Interim CFO.
(2) Car lease, medical insurance and long-term disability insurance payments.
(3) Medical insurance and long-term disability insurance payments.

Employment Agreements and Arrangements

The Company has an employment agreement (the "Agreement") effective as of June 1, 2009 (the 'Effective Date"), with Ian Edmonds, its President and Chief Executive Officer. The current employment term ends on May 31, 2015. However, beginning on June 1, of each year the term automatically extends for an additional year unless either party provides at least 180 days prior written notice to the other of its election not to extend the term by another year. Under the Agreement, Mr. Edmonds earns a base salary of $250,000 per annum plus an annual cash bonus equal in amount to seven and one-half percent (7 1/2%) of the Company's net income before provision for income taxes, as adjusted, provided it meets or exceed the annual targeted performance levels established by our Compensation Committee for each year. Mr. Edmonds is entitled to participate on the same basis as other senior executives in any of our benefit plans or programs available to them. In addition, the Agreement also provides, generally, that during the employment term and for the two-year period immediately following the end of such term, Mr. Edmonds shall not compete with us, solicit any of our employees for hire by an unaffiliated entity or knowingly release any of our confidential information, without the prior approval of our Board.

Outstanding Equity Awards

The following table sets forth certain information with respect to outstanding equity awards at December 31, 2010 with respect to the Named Executive Officers. At December 31, 2010, there were no unvested stock awards.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards		
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price ($)	Option Expiration Date
Ian Edmonds President, CEO and Interim CFO	356,250(1)	7.00	12/19/2016
Mimi Tan SVP Business Development & Marketing and Corp. Secretary	7,000(2)	7.00	12/19/2016
Ramin Salehi SVP of Operations	7,000(2)	7.00	12/19/2016

(1) Options are fully vested at December 31, 2006.
(2) Options are fully vested at December 31, 2007.

Compensation of Directors

Our "independent" directors receive the following compensation:

- An annual retainer fee of $10,000;
- $500 plus reimbursement for actual out-of-pocket expenses incurred in connection with attending each Board meeting in person and $200 for attending each Board meeting telephonically;
- Stock options grant covering 10,000 shares upon his or her election or re-election to the Board. The options are exercisable immediately at a price per share equal to the fair market value of the stock on the date of grant;
- Each Committee member receives $500 plus reimbursement for actual out-of-pocket expenses incurred in connection with attending each Committee meeting in person or $200 for attending each Committee meeting telephonically, unless the Committee meeting immediately follows or precedes a Board meeting in which case the amounts are $200 for each meeting attended in person or $100 for each meeting attended telephonically; and
- The Chairman of the Audit Committee receives an annual fee of $5,000 and the Chairman for the Compensation Committee and Corporate Governance and Nominating Committee each receives an annual fee of $2,500.

Director Compensation

The following table presents information relating total compensation for our non-employee directors for the year ended December 31, 2010.

Name	Fees Earned or Paid in Cash	Option Awards(1)	All Other Compensation	Total
William Tan	$ —	$ —	$ 5,674 (2)	5,674
Leslie Bernhard	64,675	7,417(1)	15,000 (3)	87,092
Robert M. Gutkowski	13,550	7,417(1)	14,993 (2)	35,960
Joyce Park	16,225	7,417(1)	—	23,642

(1) 2010 expense as calculated for a stock option grant covering 10,000 shares of our common stock in accordance with FASB ASC 718.
(2) Includes medical insurance through company plans.
(3) Consulting fees for services rendered after September 30, 2010.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

BENEFICIAL OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information concerning the beneficial ownership of our common stock as of March 23, 2011 (i) each person who is known by us to own beneficially more than 5% of our common stock, (ii) each director, (iii) each Named Executive Officer, and (iv) all directors and executive officers as a group.

	Common Stock	
Name and Address(1)	Amount and Nature of Beneficial Ownership(2)	Percentage of Class(3)
Directors and Named Executive Officers		
William Tan	2,406,120(4)	44.9%
Ian Colin Edmonds	2,405,120(5)	44.9%
Mimi Tan	7,000(6)	*
Ramin Salehi	7,000(6)	*
Leslie Bernhard	30,000(6)	*
Robert M. Gutkowski	30,000(6)	*
Hyun (Joyce) Park	20,000(6)	*
All Directors and Named Executive Officers as a group (7 persons)	2,856,370(7)	49.0%
5% Shareholders		
Zunicom, Inc. 4315 W. Lovers Lane Dallas, TX 75209	2,048,870	41.0%
Randy Hardin 370 Town East Blvd Sunnyvale, TX 75182	475,000(8)	8.7%
Wilen Management Co. Inc 2360 W Joppa Rd, Ste 226 Lutherville, MD 21093	634,492	12.7%
L. O. Heidtke (9) 201 4th Avenue, North, Ste. 1950 Nashville, TN 37219	282,442	5.6%

Julian Tymczysz 11 King George St. Greenwich, London SE10 United Kingdom	280,137	5.6%

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* Less than 1.0%.

(1) Unless indicated otherwise, all addresses for officers and directors are c/o Universal Power Group, Inc., 1720 Hayden Road, Carrollton, TX 75006.

(2) Except as otherwise indicated and subject to applicable community property and similar laws, we assume that each named person has the sole voting and investment power with respect to his or her shares, other than shares subject to options.

(3) Percent of Class is based on the 5,020,000 shares outstanding as of March 23, 2011. In addition, shares which a person had the right to acquire within 60 days are also deemed outstanding in calculating the percentage ownership of the person but not deemed outstanding as to any other person.

(4) Includes (i) 356,250 shares underlying options; (ii) 2,048,870 shares owned by Zunicom over which Mr. Tan has voting control by virtue of the fact that he is a director of Zunicom; and (iii) 1,000 shares owned by Placement & Acceptance, Inc., a British Virgin Islands corporation, of which Mr. Tan is a director.

(5) Includes (i) 356,250 shares underlying options; and (ii) 2,048,870 shares owned by Zunicom over which Mr. Edmonds has voting control by virtue of the fact that he is a director of Zunicom. Mr. Edmonds does not own any shares of our common stock directly.

(6) Represents shares underlying options.

(7) Includes (i) 2,048,870 shares owned by Zunicom over which Messrs. Tan and Edmonds have voting control by virtue of the fact that they are directors of Zunicom; (ii) 1,000 shares owned by Placement & Acceptance, Inc. over which Mr. Tan has voting control; and (iii) 779,500 shares underlying options held by all directors and executive officers as a group.

(8) Represents shares underlying options. Mr. Hardin resigned from his positions with us on January 21, 2009. The options expire December 19, 2016.

(9) Mr. Heidtke is the General Partner of MidSouth Investment Fund, LP, the record owner of the shares.

As of March 23, 2011, we are not aware of any pledges of our common stock, which may at a subsequent date result in a change in control of the company.

Equity Compensation Plan Information

The following table summarizes the options granted under the Plan as well as options and warrants granted outside the Plan as of December 31, 2010. The shares covered by outstanding options are subject to adjustment for changes in capitalization stock splits, stock dividends and similar events.

	Equity Compensation Plan Table		
	Number of securities to be issued upon exercise of Outstanding options, warrants and rights (a)	**Weighted-average exercise price of outstanding options, warrants and rights (b)**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)**
Equity Compensation Plans Approved By Security Holders			
Grants under the 2006 Stock Option Plan	1,381,842	$ 6.65	598,158
Equity Compensation Plans Not Approved By Security Holders			
Warrants (1)	300,000	$ 8.40	Not applicable
Common Stock Options (2)	20,000	$ 7.00	Not applicable
Total	**1,701,842**	**$ 6.96**	**598,158**

---

(1) The warrants, issued in connection with our IPO in December 2006, are exercisable at $ 8.40 per share any time beginning 365 days after the grant date and until the fifth anniversary of that date.

(2) On March 21, 2007, we issued stock options to non-employees to purchase 20,000 shares of our common stock at an exercise price of $7.00 per share vesting over three years and expiring December 19, 2016.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Policies and Corporate Governance

The Board has adopted a resolution that, in the future, any transactions between us and another person or entity who is deemed to be an "affiliate" or a related party must be approved by a majority of our disinterested directors.

Transactions with Related Parties

From January 1, 2010 through December 31, 2010 we did not engage in related party transactions.

On January 21, 2009 we entered into a Separation Agreement with Randy Hardin, our former president and CEO and the beneficial owner of more than 5% of our common stock as of March 23, 2011, in connection with the termination of his employment with us. Under the Separation Agreement, we agreed to continue to pay Mr. Hardin his annual base salary of $242,000 and to reimburse him for the costs of his healthcare insurance coverage through January 21, 2011 (the "Restricted Period") to the same extent we paid for such insurance immediately prior to the termination of his employment agreement. Mr. Hardin agreed that he will not during the Restricted Period (i) compete with us in any of our lines of business including our battery and related power accessory business and our third party logistics business; (ii) solicit or hire any of our employees; or (iii) encourage any person or entity that has an existing business relationship with us to curtail or cancel its relationship with us. In addition, Mr. Hardin agreed not to disclose any of our confidential or proprietary information.

Director Independence

A majority of the Board is independent, as required by and as defined in Section 803(A) of the NYSE Amex listing standards. We believe that Mr. Gutkowski, Ms. Bernhard and Ms. Park are independent under those standards. A director is considered independent as long as he or she does not have a relationship with the company or management that would interfere with the exercise of independent judgment in carrying out the director's responsibilities.

In determining director independence, the Board applies the independence standards set by NYSE Amex. In its application of such standards, the Board takes into consideration all transactions with independent directors and the impact of such transactions, if any, on any of the independent directors' ability to continue to serve on the Board. To that end, for the fiscal year ended 2010, the Board considered all the fees paid to the independent directors disclosed below in "Item 11 – Executive Compensation – Compensation of Directors", and determined that those transactions were within the limits of the independence standards set by NYSE Amex and did not impact their ability to continue to serve as independent directors.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Board has reviewed the following audit and non-audit fees we paid to our independent public accountants for purposes of considering whether such fees are compatible with maintaining the auditor's independence. The policy of the Board is to pre-approve all audit and non-audit services performed by its independent public accountants before the services are performed.

Audit Fees. Fees billed for service rendered by BKD LLP for the audit of the financial statements and for the reviews of our Form 10-Q filings were approximately $155,000 for 2010 and $40,000 for 2009. Fees billed for service rendered by KBA Group LLP for the audit of the financial statements and for the reviews of our Form 10-Q filings were approximately $0 for 2010 and approximately $140,000 for 2009.

Audit-Related Fees. None

Tax Fees. Aggregate fees billed for permissible tax services rendered by BKD LLP consisted of $44,000 for 2010 and $14,000 for 2009. These amounts include tax consulting, preparation of federal and state income tax returns and franchise tax returns. Aggregate fees billed for permissible tax services rendered by KBA Group LLP consisted of approximately $0 for 2010 and approximately $70,000 for 2009. These amounts include tax consulting, preparation of federal and state income tax returns and franchise tax returns.

All Other Fees. Fees billed for services rendered by BKD LLP for review of our annual proxy statements and Form 8-K filings were approximately $1,500 for 2010 and $0 for 2009.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) 1. Financial Statements.

The following financial statements of Universal Power Group, Inc. are submitted as a separate section of this report (See F-pages) and are incorporated by reference in Item 8:

- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2010 and 2009
- Consolidated Statements of Operations for the years ended December 31, 2010 and 2009
- Consolidated Statement of Changes in Shareholders' Equity for the years ended December 31, 2010 and 2009
- Consolidated Statements of Cash Flows for the years ended December 31, 2010 and 2009
- Notes to Consolidated Financial Statements

2. Financial Statement Schedules — See response to Item 15(c) below.

3. Exhibits. — See response to Item 15(b) below.

(b) Exhibits

The following exhibits are furnished as part of this report or incorporated herein as indicated.

Exhibit No.	Description
3(i)	Amended and Restated Certificate of Formation (including Amended and Restated Articles of Incorporation) (1)
3(ii)	Amended and Restated Bylaws (1)
4.1	Specimen stock certificate (1)
4.2	Form of representatives' warrant (1)
10.1(a)**	Form of 2006 Stock Option Plan (1)
10.1(b)	Form of Stock Option Agreement (1)
10.1(c)**	Amendment to the 2006 Stock Option Plan (6)
10.2	Separation Agreement between UPG and Randy Hardin (2)
10.3**	Form of Ian Edmonds Employment Agreement (7)

10.7	Real Property Lease for 1720 Hayden Drive, Carrollton, Texas (1)
10.8	Real Property Lease for 11605-B North Santa Fe, Oklahoma City, Oklahoma (1)
10.9	Real Property Lease for Las Vegas, Nevada (1)
10.10	Real Property Lease for Atlanta, GA *
10.11	Termination Agreement with Stan Battat d/b/a Import Consultants (3)
10.12	Third Party Logistics & Purchase Agreement, dated as of November 3, 2008, with Brinks Home Security, Inc., (currently ADT Security Services (formerly Broadview Security), Inc.) (4)
10.13	Credit Agreement with Wells Fargo Bank, National Association (8)
10.14	Security Agreement with Wells Fargo Bank, National Association (8)
23.1	Consent of Independent Registered Public Accounting Firm*
31.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
31.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
32.1	Certification of the Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

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* Filed herewith.

** Management Contract, compensatory plan or arrangement.

(1) Incorporated by reference to the Exhibit with the same number to our Registration Statement on Form S-1 (SEC File No. 333-137265) effective as of December 20, 2006.

(2) Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on January 23, 2009.

(3) Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 17, 2009.

(4) Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on November 7, 2008.

(5) Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on September 25, 2008.

(6) Incorporated by reference to Exhibit 10.1(c) to our Annual Report on Form 10-K for the year ended December 31, 2008.

(7) Incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the period ended June 30, 2009.

(8) Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on December 23, 2009.

(c) Other Financial Statement Schedules.

The information required by the schedules called for under Regulation S-X is either not applicable or is included in the financial statements or notes thereto.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2011

Universal Power Group, Inc.

By: /s/ Ian Edmonds
Ian Edmonds
President and CEO

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Ian Edmonds Ian Edmonds	Chief Executive Officer, Interim Chief Financial Officer and Director (Principal Executive and Financial Officer)	March 31, 2011
/s/ William Tan William Tan	Chairman of the Board	March 31, 2011
/s/ Robert M. Gutkowski Robert M. Gutkowski	Director	March 31, 2011
/s/ Leslie Bernhard Leslie Bernhard	Director	March 31, 2011
/s/ Hyun (Joyce) Park Hyun (Joyce) Park	Director	March 31, 2011

ITEM 15 (A) (1)
FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
UNIVERSAL POWER GROUP, INC.

DECEMBER 31, 2010

INDEX TO FINANCIAL STATEMENTS
UNIVERSAL POWER GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Board of Directors and Stockholders
Universal Power Group, Inc.
Dallas, Texas

We have audited the accompanying consolidated balance sheets of Universal Power Group, Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2009 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Universal Power Group, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/BKD LLP
Dallas, Texas
March 31, 2011

UNIVERSAL POWER GROUP, INC.
CONSOLIDATED BALANCE SHEETS
ASSETS

	December 31, 2010	December 31, 2009
CURRENT ASSETS		
Cash and cash equivalents	$ 215,375	$ 2,059,475
Accounts receivable:		
Trade, net of allowance for doubtful accounts of $656,989 and $452,200	10,189,716	11,440,179
Other	25,607	13,561
Inventories – finished goods, net of allowance for obsolescence of $1,155,852 and $756,671	32,893,837	30,977,213
Current deferred tax asset	1,564,433	1,475,157
Prepaid expenses and other current assets	1,237,047	1,064,152
Total current assets	46,126,015	47,029,737
PROPERTY AND EQUIPMENT		
Logistics and distribution systems	1,834,124	1,807,069
Machinery and equipment	991,260	984,918
Furniture and fixtures	467,632	385,940
Leasehold improvements	408,128	388,334
Vehicles	199,992	222,549
Total property and equipment	3,901,136	3,788,810
Less accumulated depreciation and amortization	(2,561,314)	(1,940,715)
Net property and equipment	1,339,822	1,848,095
OTHER ASSETS	127,018	313,754
NON-CURRENT DEFERRED TAX ASSET	17,784	214,314
TOTAL ASSETS	$ 47,610,639	$ 49,405,900

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL POWER GROUP, INC.
CONSOLIDATED BALANCE SHEETS (Continued)
LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31, 2010	December 31, 2009
CURRENT LIABILITIES		
Line of credit	$ 16,323,528	$ 15,174,305
Accounts payable	7,559,445	11,971,502
Income taxes payable	25,588	698,654
Accrued liabilities	456,418	384,976
Current portion of settlement accrual	733,540	955,730
Current portion of capital lease and note obligations	25,906	25,535
Current portion of deferred rent	52,672	92,040
Total current liabilities	25,177,097	29,302,742
LONG-TERM LIABILITIES		
Settlement accrual, less current portion	241,490	985,027
Capital lease and note obligations, less current portion	25,183	50,606
Deferred rent, less current portion	—	36,103
Total long-term liabilities	266,673	1,071,736
TOTAL LIABILITIES	25,443,770	30,374,478
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Common stock - $0.01 par value, 50,000,000 shares authorized, 5,020,000 and 5,000,000 shares issued and outstanding, respectively	50,200	50,000
Additional paid-in capital	16,075,771	15,951,626
Retained earnings	6,205,127	3,314,887
Accumulated other comprehensive loss	(164,229)	(285,091)
Total shareholders' equity	22,166,869	19,031,422
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 47,610,639	$ 49,405,900

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL POWER GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31, 2010	Years Ended December 31, 2009
Net sales	$ 107,256,461	$ 111,170,726
Cost of sales	87,355,871	91,797,823
Gross profit	19,900,590	19,372,903
Operating expenses	14,769,442	14,714,680
Settlement expenses	—	2,529,345
Total operating expenses	14,769,442	17,244,025
Operating income	5,131,148	2,128,878
Other income (expense)		
Interest expense (including $0 and $310,000 to Zunicom, Inc.)	(681,213)	(953,251)
Other, net	2,187	(2,623)
Total other expense, net	(679,026)	(955,874)
Income before provision for income taxes	4,452,122	1,173,004
Provision for income taxes	(1,561,882)	(1,308,193)
Net income (loss)	$ 2,890,240	$ (135,189)
Net income (loss) per share		
Basic	$ 0.58	$ (0.03)
Weighted average shares outstanding		
Basic	5,001,753	5,000,000
Net income (loss) per share		
Diluted	$ 0.58	$ (0.03)
Weighted average shares outstanding		
Diluted	5,016,816	5,000,000

The accompanying notes are integral part of these consolidated financial statements.

UNIVERSAL POWER GROUP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2010 and 2009

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Comprehensive Loss	Total
	Shares	Amount					
Balances at January 1, 2009	5,000,000	$ 50,000	$ 15,529,783	$ 3,450,076	$ (319,526)	$ —	$ 18,710,333
Stock-based compensation expense	—	—	36,969	—	—	—	36,969
Gain on settlement of Zunicom, Inc. notes payable, net of income taxes of $102,558	—	—	199,083	—	—	—	199,083
Cumulative tax effect of tax adjustment recorded as a capital contribution from Zunicom, Inc.	—	—	185,791	—	—	—	185,791
Net change in fair value of hedging instrument, net of income taxes of $146,868	—	—	—	—	34,435	34,435	34,435
Net loss				(135,189)		(135,189)	(135,189)
Comprehensive loss	—	—	—	—	—	(100,754)	—
Balances at December 31, 2009	5,000,000	50,000	15,951,626	3,314,887	(285,091)	—	19,031,422
Stock-based compensation expense	—	—	84,945	—	—	—	84,945
Stock options exercised	20,000	200	39,200	—	—	—	39,400
Amortization of hedging instrument carrying value	—	—	—	—	120,862	—	120,862
Net income	—	—	—	2,890,240	—	—	2,890,240
Balances at December 31, 2010	5,020,000	$ 50,200	$ 16,075,771	$ 6,205,127	$ (164,229)	$ —	$ 22,166,869

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL POWER GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 2,890,240	$ (135,189)
Items not requiring (providing) cash		
Depreciation and amortization	809,317	802,454
Provision for doubtful accounts	228,361	415,808
Provision for obsolete inventory	770,000	599,145
Deferred income taxes	107,254	(196,857)
Loss (gain) on disposal of property and equipment	(2,000)	2,623
Stock-based compensation	84,945	36,969
Changes in operating assets and liabilities, net of effect of acquisition:		
Accounts receivable – trade	1,022,102	592,626
Accounts receivable – other	(12,046)	36,742
Inventories	(2,686,624)	5,945,535
Income taxes receivable/payable	(673,066)	867,328
Prepaid expenses and other current assets	(172,895)	(183,624)
Other assets	—	(60,716)
Accounts payable	(4,412,057)	(4,448,443)
Accrued liabilities	192,304	(222,367)
Settlement accrual	(965,728)	1,940,758
Deferred rent	(75,470)	(98,159)
Net cash provided by (used in) operating activities	(2,895,362)	5,894,633
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(134,884)	(56,761)
Proceeds from sale of equipment	2,000	1,000
Escrow deposit	—	900,000
Net cash paid in Monarch acquisition	—	(892,000)
Net cash used in investing activities	(132,884)	(47,761)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net activity on line of credit	1,149,223	822,530
Exercise of stock options	39,400	—
Payments on capital lease and note obligations	(4,476)	(16,454)
Payment on notes to Zunicom, Inc.	—	(4,919,667)
Net cash provided by (used in) financing activities	1,184,147	(4,113,591)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,844,100)	1,733,281
Cash and cash equivalents at beginning of year	2,059,475	326,194
Cash and cash equivalents at end of year	$ 215,375	$ 2,059,475
SUPPLEMENTAL DISCLOSURES		
Income taxes paid	$ 2,103,659	$ 871,052
Interest paid	$ 436,522	$ 972,784

UNIVERSAL POWER GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

NONCASH FINANCING AND INVESTING ACTIVITIES:		
Property and equipment acquired through capital leases or notes payable	$ —	$ 86,066
Cumulative tax effect of Unicap adjustment treated as a capital contribution from Zunicom, Inc.	$ —	$ 185,791
Gain on settlement with Zunicom, Inc.	$ —	$ 301,641

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL POWER GROUP, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE A. ORGANIZATION AND BASIS OF PRESENTATION

Organization

Universal Power Group, In. ("UPG" or the "Company"), a Texas corporation, is a distributor and supplier of batteries and related power accessories to a diverse range of industries, and a provider of third-party fulfillment and logistics services and value-added solutions. The Company's primary logistics center is located in Carrollton, Texas and regional logistic centers are located in Las Vegas, Nevada and Atlanta, Georgia. The Company's customers are primarily located in the United States. A small portion of the Company's sales is to customers located in the United Kingdom, Australia, Ireland, China and Canada.

Until December 20, 2006, the Company was a wholly owned consolidated subsidiary of Zunicom, Inc. ("Zunicom"), a Texas corporation, whose stock is quoted on the OTC Bulletin Board under the symbol "ZNCM.OB." On December 20, 2006, the U.S. Securities and Exchange Commission declared effective a registration statement filed by the Company registering the sale of 3,000,000 shares of its common stock, including 1,000,000 shares owned by Zunicom (the "IPO"). As a result of the IPO, Zunicom's interest in the Company was reduced to 40%. Zunicom no longer owns a controlling interest in UPG; however, as the largest shareholder, Zunicom does have significant influence over UPG.

On January 8, 2009, the Company formed a limited liability company under the name Monarch Outdoor Adventures LLC d/b/a Monarch Hunting ("Monarch"), through which it acquired all of the tangible and intangible assets of a business for approximately $892,000. Monarch is a manufacturer and retailer of high-quality hunting products including battery and solar powered deer feeders, hunting blinds, stands and accessories. Monarch is located in Arlington, Texas and has customers throughout the United States. Monarch's revenue and assets are not material to the consolidated financial statements.

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all unrestricted highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Accounts Receivable

Trade accounts receivable is stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts, are written off through a charge to the valuation allowance and a credit to accounts receivable.

Inventories

Inventories consist of finished goods, primarily of batteries and security products related to the Company's third party fulfillment services and materials used in the assembly of batteries into "packs". All items are stated at the lower of cost, determined using the average cost method by specific item, or market. The Company performs periodic evaluations, based upon business trends, to specifically identify obsolete, slow moving and non-salable inventory.

The Company is a significant supplier for ADT Security Services ("ADT Security Services"), formerly Broadview Security, Inc. In order to meet its obligations to ADT Security Services, the Company maintains certain required inventory levels at all times. Inventory held related to the Company's relationship with ADT Security Services, primarily components for security systems, totaled approximately $8.6 million and $13.2 million at December 31, 2010 and 2009, respectively. Upon expiration of its third-party logistics agreement with the Company, ADT Security Services is obligated to purchase from the Company all remaining inventory held by the Company or in transit from suppliers purchased by the Company to fulfill its obligations to ADT Security Services.

Property and Equipment

Property and equipment are carried at cost less applicable depreciation and amortization. Depreciation and amortization of property and equipment is provided for using the straight-line method over the estimated useful lives of the assets ranging from three to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the related asset. Equipment leased under capital leases is amortized over the service life of the related asset or term of the lease, whichever is shorter.

Income Taxes

The Company utilizes the asset and liability approach to accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Long-Lived Assets

Long-lived assets are reviewed when events or changes in circumstances indicate that their carrying value may not be recoverable. If an impairment indicator exists, the Company compares the future undiscounted cash flows of such assets to their carrying value. If the carrying value exceeds the future undiscounted cash flows, the assets are written down to their fair value using discounted cash flows. There were no indicators of impairment during the years ended December 31, 2010 and 2009.

Deferred Rent

The Company's operating lease for its primary office and warehouse space contains a free rent period and contains predetermined fixed increases of the minimum rental rate during the initial lease term. The Company recognizes rental expense on a straight-line basis over the minimum lease term and records the difference between the amounts charged to expense and the rent paid as deferred rent. In addition, the landlord provided certain allowances for leasehold improvements on this office and warehouse space which have been recorded as deferred rent and leasehold improvements. The deferred rent is being amortized as an offset to rent expense over the remaining term of the related lease.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed and determinable and collectability is reasonably assured.

The Company is a distributor and purchases both finished goods and components from domestic and international suppliers. The Company adds value to products and components by packaging them in customer specified "kits" or tailor made units that are convenient for the customer to order and ship. Additionally, the Company has several customers that require specific battery pack assemblies. The Company obtains batteries and components and reconfigures finished goods based upon customer specifications. The Company refers to this process as battery pack assemblies. The Company recognizes sales of finished goods at the time the customer takes title to the product.

The Company sells products to several customers in bulk quantities. The Company obtains the order from the customer and arranges for the delivery of the product directly from our vendor to the customer to reduce freight costs and wear and tear on the product from excessive handling. The Company refers to these transactions as "drop shipments" because the product is shipped directly from its vendor to its customer. The Company also has an third party logistics agreement with ADT Security Services. The Company purchases, handles, assembles and delivers security and installation components to ADT Security Services and to its authorized dealers. Revenues from drop shipment transactions and pursuant to the ADT Security Services agreement are recognized on a gross basis at the time the customer takes title to the product, based on an analysis of the criteria defined for gross revenue reporting. Specifically, (i) the Company is the primary obligor; (ii) the Company has general and physical loss inventory risk; (iii) the Company has credit risk; (iv) in most cases, the Company has discretion in supplier selection and product specifications; and (v) the Company has reasonable latitude within economic constraints to negotiate prices and terms with its customers.

Post Shipment Obligations

The Company offers its customers a limited warranty for replacement of finished goods that do not function properly. Generally, the limited warranty period ranges from 90 days to three years. The most common types of warranty claims are batteries that leak or batteries that do not provide the voltage they are intended to supply. The Company's written warranty is limited to the replacement of the product purchased and does not cover the product the battery is intended to power. The Company's replacement rate is insignificant, and is therefore recorded when the warranty expense is incurred. If the Company determines that a shipment of product had a manufacturing defect, the Company has recourse with the manufacturer to recover the replacement costs incurred. The costs of isolated or individual instances of defects are borne by the Company. At December 31, 2010 and 2009, the Company has a warranty reserve of approximately $10,000.

Advertising costs

Advertising costs are charged to operations when incurred. Advertising expense totaled approximately $480,000 and $376,000 for the years ended December 31, 2010 and 2009, respectively.

Shipping and Handling Costs

Shipping and handling costs are charged to cost of sales in the accompanying statements of operations.

Earnings (loss) Per Share

Basic earnings (loss) per common share is computed by dividing net income (loss) applicable to common shareholders by the weighted average number of common shares outstanding during each year.

Diluted earnings (loss) per common share are computed by dividing net income (loss) by the weighted average number of common shares and common stock equivalents outstanding for the year. The Company's common stock equivalents include all dilutive common stock issuable upon exercise of outstanding stock options and warrants.

For the year ended December 31, 2010 1,381,842 stock options and 300,000 warrants are excluded from the calculation of diluted earnings per share because they are anti-dilutive. For the year, ended December 31, 2009 1,391,842 stock options and 300,000 warrants are excluded from the calculation of diluted earnings per share because they are anti-dilutive.

Fair Value of Financial Instruments

The Company estimates the fair value of its assets and liabilities, which qualify as financial instruments, and includes this additional information in the notes to the financial statements when the fair value is different from carrying value of these financial instruments. The estimated fair value of cash equivalents, accounts receivable, prepaid expenses, other current assets, the line-of-credit, accounts payable, and accrued liabilities approximate their carrying amounts due to the relatively short maturity of these instruments. The estimated fair value of capital lease and note obligations approximates the carrying amounts since they bear market rates of interest. None of these instruments are held for trading purposes. Additionally, the Company had a cash flow hedge related to the line of credit as of December 31, 2008 which was terminated during 2009.

Stock-Based Compensation

Stock-based compensation expense recognized in the statements of operations during the years ended December 31, 2010 and 2009 includes compensation expense for fully vested stock options and the amortization of partially vested stock-based payment awards. Stock options are valued based on their grant date fair value. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Non-Employee Stock Options and Warrants

Options and warrants issued to non-employees are measured at fair value at the grant date and recorded to expense over the period earned.

Derivative

During 2008, the Company designated an interest rate swap as a cash flow hedge. Accordingly the swap was recorded at fair value on the Company's balance sheet as assets and liabilities with any changes in fair value recorded in accumulated other comprehensive income (loss), net of income tax effects. During the fourth quarter of 2009, the Company refinanced the related credit facility (as discussed in Note D) and in conjunction with this refinancing also terminated the interest rate swap on December 16, 2009. The remaining carrying value is being amortized over the original contractual remaining term of the interest rate swap.

Taxes Collected from Customers and Remitted to Governmental Authorities

Taxes collected from customers and remitted to governmental authorities are presented in the accompanying consolidated financial statements of operations on a net basis.

Use of Estimates and Assumptions

The Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could vary from the estimates that were used.

Segment and Geographic Information

The accounting standard for segment reporting requires enterprises to report financial information and descriptive information about reportable operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company evaluated the accounting standard for segment reporting and determined that the Company operates in only one segment.

Reclassifications

Certain prior period amounts have been reclassified to conform to current period presentation.

NOTE C. INVENTORIES

Inventories consist of the following:

	December 31,	
	2010	2009
Battery and related inventory	$ 19,556,924	$ 14,684,429
Security related inventory	9,757,186	14,279,758
Electronic components inventory	4,556,030	2,435,877
Hunting related inventory	179,549	333,820
Inventory obsolescence reserve	(1,155,852)	(756,671)
	$ 32,893,837	$ 30,977,213

NOTE D. LINE OF CREDIT

On December 16, 2009, the Company entered into a Credit Agreement with Wells Fargo for a $30 million revolving credit facility. Maximum borrowings under the facility may be increased to $40 million if the Company satisfies certain pre-defined conditions. Borrowings under the facility are secured by a first priority lien on all of the Company's assets. Borrowing availability under the facility depends on the level of the Company's accounts receivable and inventory. For each borrowing, the Company has the option to choose a Base Rate or Eurodollar loan, as defined. Interest on Base Rate loans is payable quarterly and interest on Eurodollar loans is generally payable monthly or quarterly as selected by the Company. The annual rate of interest payable on Base Rate and Eurodollar loans fluctuate depending upon a number of factors. At December 31, 2010, all outstanding borrowings under the credit facility were accruing interest at the rate of 2.56% per annum. The Credit Agreement terminates on July 30, 2013.

The Credit Agreement contains customary negative covenants restricting the Company's ability to take certain actions without Wells Fargo's consent, including incurring additional indebtedness, transferring or encumbering assets, paying dividends or making certain other payments, and acquiring other businesses. If there is an "event of default", including failure to pay, bankruptcy, breach of covenants and breach of representations and warranties, all amounts outstanding under the credit facility will become immediately due and payable. In addition, the Company must maintain certain financial covenants on a quarterly basis.

At December 31, 2010, approximately $16.3 million was outstanding under the credit facility out of a maximum availability of approximately $20.2 million based on the borrowing formula, which is equal to 80% of the Company's eligible accounts receivable and a percentage of eligible inventory.

Interest Rate Swap

In connection with entering into the Credit Agreement, the Company terminated the Interest Swap Agreement ("ISA") it had with its previous lender and, consequently, discontinued hedge accounting as of December 16, 2009. The Company continues to incur interest expense commensurate with its original hedged risk and there is currently no indication that interest payments on the hedged transaction would not continue. Therefore, the realized losses related to the ISA will not be recognized immediately and will remain in accumulated other comprehensive income (loss). These losses are reclassified into interest expense over the original contractual term of the ISA from December 16, 2009 through July 5, 2012.

NOTE E. NOTES PAYABLE TO ZUNICOM, INC.

The Company had two notes payable, with an aggregate original principal amount of $5.85 million, issued to its former parent, Zunicom. The notes were issued in December 2006 immediately before the IPO. One note, in the original principal amount of $3 million, evidenced a final dividend declared by the Company. The second note, in the original principal amount of $2.85 million, represented the value of Zunicom's net operating losses that the Company used to offset its taxable income in the years prior to the IPO. The notes were unsecured obligations, maturing June 20, 2012. Interest on the principal amount of the notes accrued at the rate of 6% per annum, payable quarterly, in arrears. The principal amount of the notes was to be repaid in 16 equal quarterly installments of $365,625 beginning in September 2008. The Company paid $3.72 million to pay off the $4.022 million note balances on December 16, 2009 with proceeds from the Wells Fargo credit facility. The gain on extinguishment of debt (net of income taxes of $102,558) totaling $199,083 was recorded as a capital contribution.

During the years ended December 31, 2010 and 2009 the Company paid interest totaling $0 and $310,000, respectively, to Zunicom with respect to these notes.

NOTE F. CAPITAL LEASE AND NOTE OBLIGATIONS

Capital lease and note obligations consists of the following:

	December 31,	
	2010	2009
Various capital lease and note obligations payable in monthly installments through April 2013. The monthly payments, including interest, range from $234 to $634. These obligations are secured by the related underlying equipment.	$ 51,089	$ 76,141
Less current portion	(25,906)	(25,535)
Long-term portion of capital lease and note obligations	$ 25,183	$ 50,606

NOTE G. INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction and various states. With a few exceptions, the Company is no longer subject to U.S. state and local income tax examinations by tax authorities for years before 2007.

In 2009, the Company has recorded a deferred tax asset in the amount of $185,791 related to the tax effect of a cumulative inventory capitalization adjustment. This adjustment was recorded as a capital contribution from Zunicom. As the resulting deferred tax asset recorded for the this estimated adjustment relates to tax years in which the Company filed a consolidated tax return with its former parent.

Deferred tax assets and liabilities consist of the following:

	December 31,	
	2010	2009
Deferred tax assets, current:		
Inventory obsolescence	$ 392,990	$ 257,268
Inventory capitalization	686,450	641,907
Allowance for doubtful accounts	86,159	45,595
Accrued liabilities	61,310	59,999
Interest rate swap	88,117	146,866
Settlement accrual	249,407	323,522
Total deferred tax assets, current	1,564,433	1,475,157
Deferred tax assets, non-current:		
Intangible assets	86,254	38,751
Settlement accrual	82,106	334,909
Stock-based compensation	871,514	842,632
Property and equipment	(253,766)	(233,654)
Valuation allowance	(768,324)	(768,324)
Total deferred tax assets, non-current	17,784	214,314
Net deferred tax assets	$ 1,582,217	$ 1,689,471

The Company's provision for income taxes is comprised as follows:

	Years Ended December 31,	
	2010	2009
Current federal income tax expense	$ 1,378,963	$ 1,442,621
Current state income tax expense	75,665	62,429
Deferred income tax expense (benefit)	107,254	(196,857)
Provision for income taxes	$ 1,561,882	$ 1,308,193

The Company's income tax expense differed from the statutory federal rate of 34 percent as follows:

	Years Ended December 31,	
	2010	2009
Statutory rate applied to income before income taxes	$ 1,513,721	$ 398,821
Amounts not deductible for income tax purposes	38,086	96,923
State income taxes, net of federal income tax effect	49,939	62,429
Change in valuation allowance	—	768,324
Other	(39,864)	(18,304)
Income tax expense	$ 1,561,882	$ 1,308,193

In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that, some portion of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

As of December 31, 2010 and 2009, management could not determine based on weighing of objective evidence that it is more likely than not that all of the deferred tax asset with respect to stock compensation cost would be realized. As a result, as of December 31, 2010 and 2009, a valuation allowance of $768,324 was recorded to reduce that deferred tax asset to the amount that is more likely than not to be realized

NOTE H. STOCK-BASED COMPENSATION

Stock options

2006 Equity Incentive Compensation Plan

In December 2006, the Company adopted, and its shareholders approved and ratified, the 2006 Stock Option Plan (the "Plan"), the purpose of which is to attract and retain the personnel necessary for the Company's success. The Plan gives the board of directors (the "Board") the ability to provide incentives through grants of stock options, restricted stock awards and other types of equity-based incentive compensation awards to the Company's key employees, consultants and directors (other than directors that are not compensated for their time by the Company or receive only a director's fee). The Compensation Committee administers the Plan. Except as may otherwise be provided in the Plan, the Compensation Committee has complete authority and discretion to determine the terms of awards.

The Plan authorizes the granting of options, including options that satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, as amended. The Compensation Committee will determine the period of time during which a stock option may be exercised, as well as any vesting schedule, except that no stock option may be exercised more than 10 years after its date of grant. The exercise price for shares of the Company's common stock covered by an incentive stock option cannot be less than the fair market value of the Company's common stock on the date of grant; provided that that exercise of an incentive stock option granted to an eligible employee that owns more than 10% of the voting power of all classes of the Company's capital stock must be at least 110% of the fair market value of the Company's common stock on the date of grant.

The Plan also authorizes the grant of restricted stock awards on terms and conditions established by the Compensation Committee. The terms and conditions will include the designation of a restriction period during which the shares are not transferable and are subject to forfeiture.

The Board may terminate the Plan without shareholder approval or ratification at any time. Unless sooner terminated, the Plan will terminate in December 2016. The Board may also amend the Plan, provided that no amendment will be effective without approval of the Company's shareholders if shareholder approval is required to satisfy any applicable statutory or regulatory requirements.

In June 2007, the Company's shareholders approved an additional 250,000 common shares issuable under the Plan. In August 2008 the Company's shareholders approved an additional 500,000 common shares issuable under the Plan. A total of 2,000,000 shares of the Company's common stock, representing 40% of the total number of shares issued and outstanding at December 31, 2010, are reserved for issuance under the Plan. If an award expires or terminates unexercised or is forfeited to the Company, or shares covered by an award are used to fully or partially pay the exercise price of an option granted under the Plan or shares are retained by the Company to satisfy tax withholding obligations in connection with an option exercise or the vesting of another award, those shares will become available for further awards under the Plan.

At December 31, 2010, common shares reserved for future issuance include 2,000,000 shares issuable under the Plan, as well as 20,000 shares issuable outside the Plan and 300,000 shares issuable upon exercise of outstanding warrants described below. At December 31, 2010 there are 1,381,842 options outstanding under the Plan and 618,158 options are available for future grants.

Valuation Assumptions

The fair values of option awards granted under the Plan were estimated at the grant date using a Black-Scholes option pricing model with the following assumptions for the fiscal years ended December 31, 2010 and 2009:

	2010	2009
Weighted average assumptions used:		
Expected dividend yield	0.00%	0.00%
Risk-free interest rate	2.40%	3.87%
Expected volatility	80.81%	25.00%
Expected life (in years)	5	5
Weighted average grant date fair value	$ 2.24	$ 0.59

Volatility for the year ended December 31, 2010 is computed using the volatility of the Company's common stock since its IPO transaction in late 2006. Volatility for the year-ended December 31, 2009 was estimated using the historical volatility of the Dow Jones Small Cap Non-Durable Household Companies, which was representative of the Company's size and industry. The expected term considers the contractual term of the option as well as expectations for exercise and forfeiture behavior. The risk-free interest rate is based on the rates in effect on the grant date for U.S. Treasury instruments with maturities matching the relevant expected term of the award.

Stock Incentive Plan Summary

Stock option activity under the Plan for the years ended December 31, 2010 and 2009 was as follows:

	Number of Shares	Weighted Average Exercise Price
Options outstanding at January 1, 2009	1,336,114	$ 6.79
Granted	40,000	1.97
Canceled, forfeited or expired	(4,272)	7.00
Options outstanding at December 31, 2009	1,371,842	6.65
Granted	30,000	3.47
Exercised	(20,000)	1.97
Options outstanding at December 31, 2010	1,381,842	$ 6.65

Stock Options Outstanding and Exercisable

The following summarizes stock options outstanding under our 2006 Stock Option Plan at December 31, 2010:

Options Outstanding and Exercisable			
Exercise Prices		Number of Options Outstanding	Weighted Average Remaining Contractual Life (in years)
$	3.47	30,000	9.77
	1.97	20,000	8.55
	3.81	56,250	7.62
	4.48	40,000	5.97
	7.00	1,235,592	5.97
$	1.97 - $7.00	1,381,842	6.16

At December 31, 2010, the aggregate intrinsic value of options outstanding and exercisable was $41,000.

At December 31, 2010, all outstanding options under the Plan were fully vested and exercisable with no remaining unrecognized compensation expense.

Non-Employee Stock Options

On March 21, 2007, the Company issued stock options to non-employees to purchase 20,000 shares of the Company's common stock at an exercise price of $7.00 per share vesting over the next three years and expiring December 19, 2016. These stock options remain outstanding as of December 31, 2010.

Warrants

In connection with the IPO, the Company issued warrants to the underwriters to purchase 300,000 shares of the Company's common stock at an exercise price of $ 8.40 per share. These warrants are exercisable at any time on or before December 19, 2011. All warrants remain outstanding as of December 31, 2010.

Restricted Stock

On June 25, 2007, Zunicom issued 645,133 shares of restricted stock to certain employees of UPG for past and future services. The Company is amortizing the fair value of these shares as compensation expense over the 48-month vesting period. During 2009, 227,229 of these shares were forfeited when the Chief Executive Officer terminated employment. 417,904 shares remain outstanding at December 31, 2010. Approximately $61,000 of compensation expense related to these shares was recorded during 2010 and 2009. There is approximately $31,000 of unrecorded expense remaining as of December 31, 2010, which, will be recognized as compensation expense through July 2011.

NOTE I. CREDIT CONCENTRATIONS AND SIGNIFICANT CUSTOMERS

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

Effective July 1, 2010, the FDIC's insurance limits were permanently increased to $250,000. Pursuant to legislation evocated in 2010, the FDIC will fully insure all non-interest bearing accounts beginning December 31, 2010 through December 31, 2012, at all FDIC insured institutions. At December 31, 2009, the Company had cash and restricted cash accounts in excess of these limits.

In the normal course of business, the Company extends unsecured credit to virtually all of its customers. Because of the credit risk involved, management has provided an allowance for doubtful accounts which reflects its estimate of amounts which may become uncollectible. In the event of complete non-performance by the Company's customers, the maximum exposure to the Company is the outstanding accounts receivable balance at the date of non-performance.

At December 31, 2010 and 2009, the Company had receivables due from ADT Security Services which comprised approximately 13% and 32%, respectively of total trade receivables. During the years ended December 31, 2010 and 2009, ADT Security Services accounted for 28% and 36%, respectively, of net sales. The loss of ADT Security Services would materially decrease the Company's net sales.

A significant portion of the Company's inventory purchases are from two suppliers, representing 45% and 25% for the year ended December 31, 2010, and 33% and 40% for the year ended December 31, 2009, respectively. The Company purchased approximately 35% and 54%, of its inventory from domestic sources with the remainder purchased from international sources, predominately China, for the years ended December 31, 2010 and 2009, respectively. In addition, even though we purchase approximately 45% of our batteries from a single source, we believe that if that relationship were to terminate we would be able to re-source those products from other suppliers quickly, although our costs may be higher.

NOTE J. SETTLEMENT AGREEMENT

In March 2009, in an effort to improve efficiencies within its sourcing channels, the Company entered into an agreement with its primary independent sourcing agent canceling its relationship with that agent. Under the agreement, the Company agreed to pay its former sourcing agent a total of $2.565 million, including amounts owed with respect to purchases prior to the cancellation of the relationship, over a three-year period. The sourcing agent assigned to the Company all of the North American distribution rights on products manufactured by certain factories, including the Company's primary battery supplier, and agreed to a three-year non-compete covenant. At December 31, 2010 and 2009, there was approximately $975,000 and $1,941,000, respectively, recorded as settlement accrual in the accompanying balance sheets that are due and payable to the agent pursuant to this agreement. The Company recorded the entire settlement amount as settlement expense during 2009 and an aggregate of $89,000 will be expensed as interest over the term of the agreement.

NOTE K. COMMITMENTS AND CONTINGENCIES

Licensing

During 2009, the Company entered into a licensing agreement for the development and sale of automotive battery chargers and maintainers, automotive jump-starters and power inverters. During the term of the agreement, the Company will pay a royalty of a defined percentage on net sales of licensed products as defined in the agreement. The Company is subject to an annual minimum royalty guarantee (the "Royalty Guarantee") for the last two twelve-month periods of the initial term (January 1, 2011 thru December 31, 2012) of $250,000 for each year and for an automatic renewal period of two years after the expiration of the initial term. The Royalty Guarantee shall be paid in equal parts, quarterly in the same manner as royalties due under the agreement. If the actual royalty for any calendar quarter is less than the Royalty Guarantee due for that quarter, the Company will make up the shortfall. For the years ended December 31, 2010 and 2009, there was approximately $33,000 and $0, respectively, incurred pursuant to this agreement.

Litigation

The Company is subject to legal proceedings and claims that arise in the ordinary course of business. Management does not believe that the outcome of these matters will have a material adverse effect on the Company's financial position, operating results, or cash flows. However, there can be no assurance that such legal proceedings will not have a material impact.

Operating Leases

The Company leases certain office and warehouse facilities and various vehicles and equipment under non-cancelable operating leases, some with escalating payment and free rent clauses with various maturity dates through 2018. Minimum future payments on all leases for real and personal property as of December 31, 2010 are as follows:

Years Ending December 31,		
2011	$	988,048
2012		863,413
2013		227,318
2014		121,819
2015		104,106
Thereafter		249,600
	$	2,554,304

Rent expense for the years ended December 31, 2010 and 2009 totaled approximately $1,063,000 and $1,025,000, respectively.

Employment Agreements and Arrangements

The Company has an employment agreement (the "Agreement") effective as of June 1, 2009 (the 'Effective Date"), with Ian Edmonds, its President and Chief Executive Officer. The current employment term ends on May 31, 2015. However, beginning on June 1, of each year the term is automatically extended by an additional year unless either party provides at least 180 days prior written notice to the other of its election not to extend the term by another year. Under the Agreement, Mr. Edmonds earns a base salary of $250,000 per annum plus an annual cash bonus equal in amount to seven and one-half percent (7 1/2%) of the Company's net income before provision for income taxes, as adjusted, provided it meets or exceed the annual targeted performance levels established by our Compensation Committee for each year. Mr. Edmonds is entitled to participate on the same basis as other senior executives in any of our benefit plans or programs available to them. In addition, the Agreement also provides, generally, that during the employment term and for the two-year period immediately following the end of such term, Mr. Edmonds shall not compete with us, solicit any of our employees for hire by an unaffiliated entity or knowingly release any of our confidential information, without the prior approval of our Board.

On January 21, 2009, the Company entered into a Separation Agreement with Randy Hardin, its former chief executive officer, terminating his employment agreement. Under the Separation Agreement, the Company agreed to continue to pay Hardin his annual base salary and to reimburse him for the costs of his healthcare insurance coverage through January 21, 2011 (the "Restricted Period") to the same extent it paid for such insurance immediately prior to the termination of his employment agreement. In consideration therefore, Hardin agreed that he would not during the Restricted Period (i) compete with the Company in any of its lines of business including the battery and related power accessory supply and distribution business and its third party logistics services business; (ii) solicit or hire any of its employees; or (iii) encourage any person or entity that has an existing business relationship with the Company to curtail or cancel its relationship with the Company. In addition, Hardin agreed not to disclose any of its confidential or proprietary information. The total cost under the Separation Agreement to the Company, approximately $513,000, was recorded as an expense in the first quarter of 2009. At December 31, 2010, there was approximately $21,000 recorded as settlement expenses in the accompanying balance sheet that are due and payable pursuant to the Separation Agreement.

NOTE L. BUSINESS COMBINATION

On January 8, 2009, the Company completed the acquisition of a line of outdoor hunting and recreational products, including all tangible and intangible assets relating thereto, marketed under the brand name "Monarch", for a total net purchase price of $892,000. Approximate fair values of assets acquired are as follows: receivables and inventory of $0.3 million, property and equipment of $0.4 million, and intangible assets of $0.3 million.

NOTE M. EMPLOYEE BENEFIT PLAN

The Company established and continues to maintain a 401(k) plan intended to qualify under sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. All employees who are at least 18 years of age are eligible to participate in the plan. There is no minimum service requirement to participate in the plan. Under the plan, an eligible employee can elect to defer from 1% to 85% of his salary. The Company may, at its sole discretion, contribute and allocate to plan participant's account a percentage of the plan participant's contribution. There were no Company contributions for the years ended December 31, 2010 and 2009.



OUR CORPORATE INFORMATION
OUR CONTACT

BOARD OF DIRECTORS

William Tan	Chairman
Ian Edmonds	Director
Leslie Bernhard	Independent Director
Robert M. Gutkowski	Independent Director
Hyun Park	Independent Director

CORPORATE COUNSEL

Morse, Zelnick, Rose & Lander LLP
405 Park Avenue, Suite 1401
New York, NY 10022-4405
P - 212.838.1177
F - 212.838.9190

INDEPENDENT AUDITORS

BKD, LLP
14241 Dallas Parkway, Suite 200
Dallas, TX 75254
P - 972.702.8262
F - 972.702.0673

TRANSFER AGENT & REGISTRAR

Corporate Stock Transfer
3200 Cherry Creek Drive South, Suite 430
Denver, CO 80209
P - 303.282.4800
F - 303.282.5800

INVESTOR RELATION INQUIRIES

Lambert, Edwards & Associates
Jeff Tryka
47 Commerce SW
Grand Rapids, MI 49503
P: 616.233.0500
F: 616.233.0600
www.lambert-edwards.com

CORPORATE OFFICERS

Ian Edmonds	President & CEO, Interim CFO
Ramin Salehi	Senior VP - Operations
Mimi Tan	Senior VP - Business Development & Marketing
Julie Sansom-Reese	Senior VP - Finance

COMPANY INFORMATION

Headquarters:
1720 Hayden Drive
Carrollton, Texas 75006

P - 469.892.1122
F - 469.892.1201
www.upgi.com

Other Locations:
Atlanta, Georgia
Las Vegas, Nevada

COMMON STOCK

The Company's Common Stock is traded on the NYSE Amex under the symbol "UPG."

FINANCIAL REPORTS

Copies of Universal Power Group's annual report on Form 10-K and quarterly reports on Form 10-Q filed with the SEC are available upon request from the Investor Relations department by submitting a written request, by calling 469.892.1122, or on the company'swebsite on the Investor Relations page at www.upgi.com.



UPG
STAY POWERED®

UNIVERSAL POWER GROUP, INC.
1720 Hayden Drive
Carrollton, Texas 75006
(469) 892-1122

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD AT 10:00 A.M., CENTRAL TIME, THURSDAY, NOVEMBER 17, 2011

To the Shareholders:

You are cordially invited to attend the Annual Meeting of Shareholders (the "Meeting") of Universal Power Group, Inc., a Texas corporation (the "Company"), which will be held at 10:00 a.m. Central Time on Thursday, November 17, 2011 at the Hilton Dallas Lincoln Centre located at 5410 LBJ Freeway, Dallas, Texas 75240, to consider and act upon the following matters, all as more fully described in the accompanying Proxy Statement:

1. To elect a board of directors to serve until the next annual meeting of the Company's shareholders or until their respective successors have been elected and qualified;

2. To ratify the appointment of independent auditors for fiscal year 2011; and

3. To transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record of the Company's Common Stock at the close of business on October 11, 2011, the record date set by the Board of Directors, are entitled to notice of, and to vote at, the Meeting and at any adjournment or postponements thereof.

THOSE WHO CANNOT ATTEND ARE URGED TO SIGN, DATE AND OTHERWISE COMPLETE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. ANY SHAREHOLDER GIVING A PROXY HAS THE RIGHT TO REVOKE IT ANY TIME BEFORE IT IS VOTED.

By Order of the Board of Directors,

Mimi Tan,
Corporate Secretary

Carrollton, Texas
October 18, 2011

* * * * * * *

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting to Be Held on Thursday, November 17, 2011:

The proxy materials for the Annual Meeting, including the Annual Report and the Proxy Statement are available at http://www.upgi.com.

* * * * * * *

UNIVERSAL POWER GROUP, INC.
1720 Hayden Drive
Carrollton, Texas 75006
(469) 892-1122

PROXY STATEMENT

This Proxy Statement contains information related to the 2011 Annual Meeting of Shareholders ("Meeting") of Universal Power Group, Inc., a Texas corporation ("we", "us", "our" or the "Company"), to be held at the Hilton Dallas Lincoln Centre located at 5410 LBJ Freeway, Dallas, Texas 75240 at 10:00 a.m. Central Time, Thursday, November 17, 2011, and at any postponements or adjournments thereof. The approximate date of mailing for this proxy statement, proxy card and a copy of our annual report to shareholders for the year ended December 31, 2010, is October 18, 2011.

SOLICITATION AND REVOCATION OF PROXIES

We are furnishing a form of proxy to each shareholder which, in each case, is being solicited on behalf of the Board of Directors of the Company (the "Board") for use at the Meeting. You are requested to complete, date and sign the accompanying proxy and return it to us promptly. Your execution of the enclosed proxy will not affect your right as a shareholder to attend the Meeting and to vote in person. You have the right to revoke a previously given proxy at anytime by (i) a later-dated proxy, (ii) a written revocation sent to and received by our Corporate Secretary prior to the Meeting or (iii) attendance at the Meeting and voting in person.

The entire cost of soliciting these proxies will be borne by us. We may pay persons holding shares in their names or the names of their nominees for the benefit of others, such as brokerage firms, banks, depositories, and other fiduciaries for costs incurred in forwarding soliciting materials to their principals. Members of management may also solicit some shareholders in person, or by telephone, telegraph or telecopy, following their solicitation by the Proxy Statement, but will not be separately compensated for such solicitation services.

If your shares are registered directly in your name with Corporate Stock Transfer Company, our transfer agent, you are considered a shareholder of record. As a shareholder of record at the close of business on October 11, 2011 (the "Record Date"), you can vote in person at the Meeting or you can provide a proxy to be voted at the Meeting by signing and returning the enclosed proxy card. If you submit a proxy card, we will vote your shares as you direct. If you submit a proxy card without giving specific voting instructions, those shares will be voted as recommended by the Board.

If your shares are held in a stock brokerage account or other nominee, you are considered the beneficial owner of those shares, and your shares are held in "street name." If you hold your shares in "street name," you will receive instructions from your broker or other nominee describing how to vote your shares. If you do not instruct your broker or nominee how to vote such shares, they may vote your shares as they decide as to each matter for which they have discretionary authority under the rules of the New York Stock Exchange.

SHAREHOLDER'S VOTING RIGHTS

Only holders of record of our common stock, par value $0.01 per share ("Common Stock"), at the close of business on the Record Date will be entitled to notice of, and to vote at, the Meeting or at any adjournment or postponements thereof. On the Record Date there were 5,020,000 shares of Common Stock outstanding with one vote per share.

A complete list of shareholders entitled to vote at the Meeting will be available for examination by any shareholder at our corporate headquarters, 1720 Hayden Drive, Carrollton, Texas 75006, during normal business hours for a period of ten days before the Meeting and at the time and place of the Meeting.

Our Bylaws provide that the holders of a majority of the shares of Common Stock issued and outstanding and entitled to vote at the Meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business at the Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining the presence of a quorum. With respect to the election of directors, abstentions and broker non-votes will be deemed not to have been cast and will have no legal effect on the election of directors. With respect to the other matters described herein, abstentions will have the same effect as a vote against such proposals and broker non-votes will be deemed not to have been cast and will have no legal effect on the proposals.

With respect to the election of directors, assuming a quorum is present, the affirmative vote of a plurality of the votes cast by the holders of Common Stock present in person or represented by proxy is required to elect each nominee. Election by a plurality means that the director nominee with the most votes for a particular seat on the Board is elected for that seat. With respect to the proposal to ratify the appointment of independent auditors for fiscal year 2011, assuming a quorum is present, the affirmative vote of a majority of the votes cast on the proposal at the Meeting is required. As discussed above, for purposes of the vote on these proposals, abstentions are tantamount to a "no" vote and "broker non-votes" will not be counted and therefore will have no impact on the outcome.

DIRECTORS AND EXECUTIVE OFFICERS

The names, ages and titles of our executive officers and directors, as of March 1, 2011, are as follows:

Name	Age	Title
Ian Colin Edmonds	39	Chief Executive Officer, President, Interim Chief Financial Officer and Director
Mimi Tan	37	Senior Vice President Business Development and Marketing and Corporate Secretary
Julie Sansom-Reese	48	Senior Vice President of Finance and Treasurer
Ramin Salehi	37	Senior Vice President of Operations
William Tan	67	Chairman of the Board
Leslie Bernhard	67	Director
Robert M. Gutkowski	62	Director
Hyun (Joyce) Park	39	Director

IAN COLIN EDMONDS has been a director since January 1999, our chief executive officer and president since June 1, 2009, and our interim chief financial officer since December 12, 2008. Prior to being appointed chief executive officer and president, he was serving in those positions on an interim basis since January 21, 2009, our chief operating officer since May 2002, and our executive vice president since October 2006. Mr. Edmonds also serves as a director of Zunicom, Inc. (OTCBB: ZNCM) ("Zunicom"), the owner of approximately 41% of our outstanding Common Stock, and from July 1997 through December 2006 served as an officer, first as vice president and from April 2003 as executive vice president of Zunicom. He also served as a director of AlphaNet, Inc. a wholly-owned subsidiary of Zunicom, from October 1999 through December 2006. Mr. Edmonds holds a Bachelors Degree in Marketing with a Minor in Statistics from the University of Denver. Mr. Edmonds is the husband of Mimi Tan and the son-in-law of William Tan.

MIMI TAN has been our corporate secretary since February 1998, and our senior vice president of business development and marketing since December 2006. She served as our vice president of business development and marketing from May 2002 through December 2006. Her responsibilities include new business development and projects, corporate marketing and overall branding strategies. She served as Zunicom's director of operations and corporate secretary from February 1998 through December 2006 and as AlphaNet's corporate secretary from October 1999 through December 2006. Ms. Tan graduated cum laude from the University of Denver in November 1996 with a Bachelor's Degree in Marketing and a Minor in Statistics. She is the daughter of William Tan and the wife of Ian Edmonds.

JULIE SANSOM-REESE has been employed by us since 1986. She was our chief financial officer from 1991 to October 2007 and is now serving as our senior vice president of finance. She served as chief financial officer for Zunicom, Inc. from 1992 through July 1997 and was appointed interim chief financial officer of Zunicom in November 1999 and assumed that role on a permanent basis from November 2000 through December 2006. She also served as chief financial officer of AlphaNet from October 2003 through December 2006. Ms. Sansom-Reese earned a Bachelor of Arts in Business from Texas Tech University in May 1986.

RAMIN SALEHI is the Senior Vice President of Operations where he is responsible for setting the strategic and operational direction of the company. Mr. Salehi joined the company in 1997 and prior to his current role, he oversaw the company's Supply Chain and Information Systems infrastructure. Mr. Salehi holds a Bachelor of Science degree with a concentration in Computer Systems Design from University of Houston-Clear Lake.

Non-Employee Directors

WILLIAM TAN has been Chairman of the Board since January 1999. He has served as the Chairman of Zunicom since February 1997 and of AlphaNet since October 1999. Mr. Tan's principal business has been private investments and he has held senior executive positions in a number of financing, insurance, textile, property development and related businesses. Mr. Tan is the father of Mimi Tan and the father-in-law of Ian Edmonds.

LESLIE BERNHARD became a director in December 2006 upon the effectiveness of our initial public offering. She is a co-founder of AdStar, Inc. (OTC: ADST.PK), provider of technology services to the newspaper classified advertising industry. She has been a director of AdStar since its inception in 1986 and its president and chief executive officer since 1991. Ms. Bernhard also serves on the board of directors of Milestone Scientific, Inc., (OTCBB: MLSS.OB): a developer and manufacturer of medical and dental equipment. Ms. Bernhard holds a B.S. degree from St. John's University.

ROBERT M. GUTKOWSKI became a director in December 2006 upon the effectiveness of our initial public offering. He is the founder, president and chief executive officer of Marketing Group International, a provider of consulting services to businesses in the sports and entertainment industries. He advised the New York Yankees in regard to the creation of the YES Network, a regional sports and entertainment network. He previously served as chief executive officer of the Marquee Group, Inc., a worldwide sports and entertainment firm that managed, produced and marketed sports and entertainment events and provided representation for athletes, entertainers and broadcasters. From 1991 until 1994, he was president of Madison Square Garden, Inc. where he was responsible for the operations of the New York Knickerbockers basketball team, the New York Rangers hockey club and MSB Communications, which included the MSG Television Network. Mr. Gutkowski was a member of the board of directors of EuroTrust A/S, (Nasdaq: EURO) from May 2004 through May 2006.

HYUN (JOYCE) PARK became a director in 2009. She has been the First Vice President and a manager at Hanmi Bank, a California community bank, since August 2002. Ms. Park has a background in compliance and auditing from her experience as an internal auditor at Nara Bank, N.A., from March 2000 through August 2002 and a staff auditor for Deloitte & Touche, LLP, from November 1997 through March 2000. She holds a Bachelor of Science in Business Administration from California State University, Northridge.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Under our bylaws, the number of directors constituting the whole Board may not be less than three or more than eleven. The current number of directors constituting the whole Board is five.

Directors are elected annually at the annual meeting of shareholders to hold office for one year and until their successors are duly elected and qualified. Board vacancies resulting from resignations, retirements, removals or newly created seats resulting from an increase in the number of directors, may be filled by a majority vote of the director(s) then in office.

Except as otherwise described herein, the nominees named below are presently members of the Board. Each nominee has consented to serve as a director if elected at this year's Meeting. We do not know of any reason why any nominee would be unable to serve as a director. If any nominee is unable to serve, the shares represented by all valid proxies will be voted for the election of any other person that the Board may nominate as a substitute. Proxies cannot be voted for a greater number of persons than the number of nominees shown below.

Nominees standing for election to the Board

Name	Age	Title
William Tan	67	Chairman of the Board
Ian Colin Edmonds	39	Chief Executive Officer, President, Interim Chief Financial Officer and Director
Leslie Bernhard	67	Director
Robert M. Gutkowski	62	Director
Hyun Park	39	Director

The principal occupation and business experience for at least the last five years for each of the nominees is set forth above.

The Board Unanimously Recommends A Vote FOR The Election Of The Foregoing Nominees And Proxies That Are Signed And Returned Will Be So Voted Unless Otherwise Instructed.

* * * * *

BENEFICIAL OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information concerning the beneficial ownership of the outstanding shares of Common Stock as of the Record Date by: (i) each person who is known by us to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director and director nominee, (iii) each of the Named Executive Officers in the Summary Compensation Table below, and (iv) all directors and executive officers as a group.

	Common Stock	
Name and Address(1)	**Amount and Nature of Beneficial Ownership(2)**	**Percentage of Class(3)**
Directors and Named Executive Officers		
William Tan	2,406,120 (4)	44.9%
Ian Colin Edmonds	2,405,120 (5)	44.9%
Mimi Tan	7,000 (6)	*
Ramin Salehi	7,000 (6)	*
Leslie Bernhard	30,000 (6)	*
Robert M. Gutkowski	30,000 (6)	*
Hyun (Joyce) Park	20,000 (6)	*
All Directors and Executive Officers as a Group (7 persons)	2,856,370 (7)	49.0%
5% Shareholders		
Zunicom, Inc. 4315 W. Lovers Lane Dallas, TX 75209	2,048,870	41.0%
Randy Hardin 370 Town East Blvd Sunnyvale, TX 75182	475,000 (8)	8.7%
Wilen Management Co. Inc 2360 W Jopa Rd, Ste 226 Lutherville, MD 21093	634,492	12.7%
L. O. Heidtke (9) 201 4th Avenue, North, Ste. 1950 Nashville, TN 37219	282,442	5.6%
Julian Tymczysz 11 King George St. Greenwich, London SE10 United Kingdom	280,137	5.6%

* Less than 1.0%.

(1) Unless indicated otherwise, all addresses are c/o Universal Power Group, Inc., 1720 Hayden Road, Carrollton, TX 75006.

(2) Except as otherwise indicated and subject to applicable community property and similar laws, we assume that each named person has the sole voting and investment power with respect to his or her shares, other than shares subject to options.

(3) Percent of Class is based on 5,020,000 shares of Common Stock outstanding as of the Record Date. In addition, shares which a person had the right to acquire within 60 days are also deemed outstanding in calculating the percentage ownership of the person but not deemed outstanding as to any other person.

(4) Includes (i) 356,250 shares underlying options; (ii) 2,048,870 shares owned by Zunicom over which Mr. Tan has voting control by virtue of the fact that he is a director of Zunicom; and (iii) 1,000 shares owned by Placement & Acceptance, Inc., a British Virgin Islands corporation, of which Mr. Tan is a director.

(5) Includes (i) 356,250 shares underlying options; and (ii) 2,048,870 shares owned by Zunicom over which Mr. Edmonds has voting control by virtue of the fact that he is a director of Zunicom. Mr. Edmonds does not own any shares of Common Stock directly.

(6) Represents shares underlying options.

(7) Includes (i) 2,048,870 shares owned by Zunicom over which Messrs. Tan and Edmonds have voting control by virtue of the fact that they are directors of Zunicom; (ii) 1,000 shares owned by Placement & Acceptance, Inc. over which Mr. Tan has voting control; and (iii) 779,500 shares underlying options held by all directors and executive officers as a group.

(8) Represents shares underlying options. The options expire December 19, 2016. Mr. Hardin resigned as an officer and director on January 21, 2009.

(9) Mr. Heidtke is the General Partner of MidSouth Investment Fund, LP, the record owner of the shares.

As of the Record Date, we were not aware of any pledges of Common Stock which may at a subsequent date result in a change in control of the company.

CORPORATE GOVERNANCE AND BOARD COMMITTEES

Board Composition

The Board currently consists of five directors. Each director is elected for a term of one year and serves until a successor is duly elected and qualified or until his or her death, retirement, resignation or removal. Mr. Tan, Chairman of the Board, is the father of Mimi Tan and the father-in-law of Ian Edmonds.

Disclosure of Director Qualifications

Mr. Tan is an international businessman and investor with extensive contacts throughout the Far East, which is where we source most of our products. In addition, Mr. Tan is chairman and chief executive officer of Zunicom, our largest shareholder.

Mr. Edmonds is our principal executive officer and principal financial officer. As such, he is active in every aspect of our day-to-day operations and strategic planning. His thorough and extensive knowledge of our operations and financial situation, his personal relationship with all of our major customers, suppliers and other strategic partners and his knowledge and familiarity with our employees makes him highly qualified to serve on the board.

Ms. Bernhard is an accomplished businesswoman who is the chief executive officer of one public reporting company and chairman of another, where she had previously served as the chairman of the audit committee. As such, Ms. Bernhard understands corporate governance, public company financial statements and procedural issues. Given her experience and knowledge, Ms. Bernhard played an important role in our transition from a private company to a public company and continues to be an active and reliable board member.

Mr. Gutkowski has had a successful business career with public reporting companies. He was also instrumental in smoothing our transition from a private to a public company. In addition, Mr. Gutkowski has extensive contacts throughout the business and investment community. His leadership skills and insights into our business have been instrumental in helping shape the direction of our company.

Ms. Park has an extensive accounting and financial background. As a senior bank executive, she brings extensive insight into our financial strategy and banking relationships, which is one of our most important strategic relationships. Given her experience and knowledge, we have designated Ms. Park as our "audit committee financial expert."

The Board, acting through the Nominating and Corporate Governance Committee, is responsible for assembling for stockholder consideration a group of nominees that, taken together, have the experience, qualifications, attributes, and skills appropriate for functioning effectively as a Board. The Nominating and Corporate Governance Committee regularly reviews the composition of the Board in light of changing circumstances, its assessment of the Board's performance, and the inputs of stockholders and other key constituencies.

The Nominating and Corporate Governance Committee looks for certain characteristics common to all Board members, including integrity, strong professional reputation and record of achievement, constructive and collegial personal attributes, and the ability and commitment to devote sufficient time and energy to Board service.

In addition, the Nominating and Corporate Governance Committee seeks to include on the Board a complementary mix of individuals with diverse backgrounds and skills reflecting the broad set of challenges that the Board confronts. These individual qualities can include matters like experience in the company's industry, technical experience (for example, financial or technological expertise), experience gained in situations comparable to the company's (e.g., financial service companies, growth companies, and companies that grow through acquisitions), leadership experience, and relevant geographical experience.

Director Independence

A majority of the Board is independent, as required by and as defined in Section 803(A) of the NYSE Amex listing standards. We believe that Mr. Gutkowski, Ms. Bernhard and Ms. Park are independent under those standards. Under the NYSE Amex listing standards, generally a director is considered independent as long as he or she does not have a relationship with us or management that would interfere with the exercise of independent judgment in carrying out the director's responsibilities.

In determining director independence, the Board applies the independence standards set by NYSE Amex. In its application of such standards, the Board takes into consideration all transactions with independent directors and the impact of such transactions, if any, on any of the independent directors' ability to continue to serve on the Board. To that end, for the fiscal year ended 2010, the Board considered all the fees paid to the independent directors disclosed below in "Compensation of Directors", and determined that those transactions were within the limits of the independence standards set by NYSE Amex and did not impact their ability to continue to serve as independent directors.

Board Meetings

The Board met four times during 2010. A majority of the directors attended all of the meetings of the Board. All persons who were directors during 2010 attended at least 75% of these meetings. Absent special circumstance, each director is expected to attend the annual meeting of shareholders.

Committees Established by the Board

The Board has established three standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. Each committee is made up entirely of independent directors.

Audit Committee. The Audit Committee members consist of Robert M. Gutkowski, who serves as chairperson, and Joyce Park. The Board has determined that Joyce Park is an "audit committee financial expert," as that term is defined in Item 407(d)(5) of Regulation S-K, and "independent" for purposes of NYSE Amex listing standards and Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Audit Committee oversees our accounting and financial reporting processes, internal systems of accounting and financial controls, relationships with auditors and audits of financial statements. Specifically, the Audit Committee's responsibilities include the following:

- selecting, hiring and terminating our independent auditors;
- evaluating the qualifications, independence and performance of our independent auditors;
- approving the audit and non-audit services to be performed by the independent auditors;
- reviewing the design, implementation and adequacy and effectiveness of our internal controls and critical policies;
- overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and other accounting matters;
- with management and our independent auditors, reviewing any earnings announcements and other public announcements regarding our results of operations; and
- preparing the report that the Securities and Exchange Commission requires in our annual proxy statement.

Compensation Committee. The Compensation Committee members consist of Leslie Bernhard, who serves as chairperson, and Joyce Park. The Compensation Committee assists the Board in determining the development plans and compensation of our officers, directors and employees. The CEO may not be present during any deliberations on his compensation. Specific responsibilities include the following:

- approving the compensation and benefits of our executive officers;
- reviewing the performance objectives and actual performance of our officers; and
- administering our stock option and other equity and incentive compensation plans.

Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee consist of Joyce Park, who serves as chairperson, and Robert M. Gutkowski. The Corporate Governance and Nominating Committee assists the Board by identifying and recommending individuals qualified to become members of the Board, reviewing correspondence from our shareholders, and establishing and overseeing our corporate governance guidelines. Specific responsibilities include the following:

- evaluating the composition, size and governance of the Board and its committees and making recommendations regarding future planning and the appointment of directors to our committees;
- establishing a policy for considering shareholder nominees to the Board;
- reviewing our corporate governance principles and making recommendations to the Board regarding possible changes; and
- reviewing and monitoring compliance of our code of ethics and insider trading policy.

The Corporate Governance and Nominating Committee operates under a formal charter, which is available on the Company's website at http://www.upgi.com and by clicking on the Investor Relations section then going to the "Corporate Goverance" link. The Corporate Governance and Nominating Committee charter sets forth in detail the duties and responsibilities of the Corporate Governance and Nominating Committee.

In late 2008 the Board established the Sourcing Committee, a special committee that was tasked to independently monitor our relationships with our overseas suppliers and independent purchasing agents and to report back to the Board on the status of these relationships. Given the importance of these relationships to our business and operations and given the fact that there were no written binding agreements governing these relationships, the Board felt that it was important that it be directly involved in assessing the nature and value of these relationships to the Company, and in the oversight and monitoring of these relationships. The Board appointed Leslie Bernhard as chairman of the Sourcing Committee and Ian Edmonds as the other member of the Committee. As a result of the findings and recommendations of the Sourcing Committee, in 2009 we terminated our relationship with our principal independent purchasing agent and entered into a written agreement with our largest overseas supplier.

Shareholder Recommendation for Director Nominations

As noted above, the Corporate Governance and Nominating Committee considers and establishes procedures regarding recommendations for nomination to the Board, including nominations submitted by shareholders. Recommendations of shareholders should be sent to us in a timely manner, either in person or by certified mail, to the attention of our Corporate Secretary. Any recommendations submitted to our Corporate Secretary should be in writing and should include whatever supporting material the shareholder considers appropriate in support of that recommendation but must include the information that would be required to be disclosed under the Securities and Exchange Commission's ("SEC") rules in a Proxy Statement soliciting proxies for the election of such candidate and a signed consent of the candidate to serve as our director if elected. The Corporate Governance and Nominating Committee will evaluate all potential candidates in the same manner, regardless of the source of the recommendation. Based on the information provided to the Corporate Governance and Nominating Committee, it will make an initial determination whether to conduct a full evaluation of a candidate. As part of the full evaluation process, the Corporate Governance and Nominating Committee may conduct interviews, obtain additional background information and conduct reference checks of the candidate, among other things. The Corporate Governance and Nominating Committee may also ask the candidate to meet with management and other members of the Board.

Communications with Non-Management Members of the Board

Our Corporate Goverance Policies set forth a process by which shareholders and other interested third parties can send communications to the non-management members of the Board. When interested third parties have concerns, they may make them known to the non-management directors by communication via http://upgi.silentwhistle.com/ethfeedback/index.jsp or toll free number (800)561-7480. All such correspondence is provided to the presiding chairman at, or prior to, the next executive session held at a regular Board meeting.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Corporate Governance

The Board has adopted a resolution that, in the future, any transactions between us and another person or entity who is deemed to be an "affiliate" or a related party must be approved by a majority of our disinterested directors.

Transactions with Related Parties

From January 1, 2010 through December 31, 2010 we did not engage in related party transactions.

On January 21, 2009, we entered into a Separation Agreement with Randy Hardin, our former president and CEO and the beneficial owner of more than 5% of our common stock as of March 23, 2011, in connection with the termination of his employment with us. Under the Separation Agreement, we agreed to continue to pay Mr. Hardin his annual base salary of $242,000 and to reimburse him for the costs of his healthcare insurance coverage through January 21, 2011 (the "Restricted Period") to the same extent we paid for such insurance immediately prior to the termination of his employment agreement. Mr. Hardin agreed that he will not, during the Restricted Period, (i) compete with us in any of our lines of business including our battery and related power accessory business and our third party logistics business; (ii) solicit or hire any of our employees; or (iii) encourage any person or entity that has an existing business relationship with us to curtail or cancel its relationship with us. In addition, Mr. Hardin agreed not to disclose any of our confidential or proprietary information.

Director Compensation

Our "independent" directors receive the following compensation:

- An annual retainer fee of $10,000;
- $500 plus reimbursement for actual out-of-pocket expenses incurred in connection with attending each Board meeting in person and $200 for attending each Board meeting telephonically;
- Stock options grant covering 10,000 shares upon his or her election or re-election to the Board. The options are exercisable immediately at a price per share equal to the fair market value of the stock on the date of grant;
- Each Committee member receives $500 plus reimbursement for actual out-of-pocket expenses incurred in connection with attending each Committee meeting in person or $200 for attending each Committee meeting telephonically, unless the Committee meeting immediately follows or precedes a Board meeting in which case the amounts are $200 for each meeting attended in person or $100 for each meeting attended telephonically; and
- The Chairman of the Audit Committee receives an annual fee of $5,000 and the Chairman for the Compensation Committee and Corporate Governance and Nominating Committee each receives an annual fee of $2,500.

The following table presents information relating total compensation for our non-employee directors for the year ended December 31, 2010.

Name	Fees Earned or Paid in Cash	Option Awards(1)	All Other Compensation	Total
William Tan	$ —	$ —	$ 5,674 (2)	5,674
Leslie Bernhard	64,675	7,417(1)	15,000 (3)	87,092
Robert M. Gutkowski	13,550	7,417(1)	14,993 (2)	35,960
Hyun (Joyce) Park	16,225	7,417(1)	—	23,642

(1) 2010 expense as calculated for a stock option grant covering 10,000 shares of our common stock in accordance with FASB ASC 718.
(2) Includes medical insurance through company plans.
(3) Consulting fees for services rendered after September 30, 2010.

EXECUTIVE COMPENSATION

Summary of Compensation

The following table sets forth certain information with respect to compensation for the years ended December 31, 2010 and 2009, earned by or paid to our chief executive officer and our two other most highly compensated executive officers whose total compensation exceeding $100,000 for the year ended December 31, 2010, who are referred to as the Named Executive Officers.

We recorded compensation expense in our Financial Statements for the year ended December 31, 2010 with respect to the awards included in this table since the awards were effective and fully vested at the end of 2010.

Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Cash Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Ian Edmonds	2010	250,000	423,065	—	42,703 (2)	715,768
President, CEO, Interim CFO(1)	2009	234,298	384,521	—	11,010 (2)	629,829
				—		
Mimi Tan	2010	168,036	127,000	—	5,809 (3)	300,845
SVP of Business Development & Marketing	2009	168,036	65,000	—	5,547 (3)	238,583
				—		
Ramin Salehi	2010	145,380	128,000	—	5,522 (3)	278,902
SVP of Operations	2009	121,150	65,000	—	5,260 (3)	191,410

(1) Appointed Interim CEO, President and CFO on January 21, 2009. On June 1, 2009, he became the permanent CEO and President but remained as Interim CFO.
(2) Car lease, medical insurance and long-term disability insurance payments.
(3) Medical insurance and long-term disability insurance payments.

Employment Agreements and Arrangements

The Company has an employment agreement (the "Agreement") effective as of June 1, 2009 (the 'Effective Date"), with Ian Edmonds, its President and Chief Executive Officer. The current employment term ends on May 31, 2015. However, beginning on June 1, of each year the term automatically extends for an additional year unless either party provides at least 180 days prior written notice to the other of its election not to extend the term by another year. Under the Agreement, Mr. Edmonds earns a base salary of $250,000 per annum plus an annual cash bonus equal in amount to seven and one-half percent (7 1/2%) of the Company's net income before provision for income taxes, as adjusted, provided it meets or exceeds the annual targeted performance levels established by our Compensation Committee for each year. Mr. Edmonds is entitled to participate on the same basis as other senior executives in any of our benefit plans or programs available to them. In addition, the Agreement also provides, generally, that during the employment term and for the two-year period immediately following the end of such term, Mr. Edmonds shall not compete with us, solicit any of our employees for hire by an unaffiliated entity or knowingly release any of our confidential information, without the prior approval of our Board.

Outstanding Equity Awards

The following table sets forth certain information with respect to outstanding equity awards at December 31, 2010 with respect to the Named Executive Officers. At December 31, 2010, there were no unvested stock awards.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards		
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price ($)	Option Expiration Date
Ian Edmonds President, CEO and Interim CFO	356,250(1)	7.00	12/19/2016
Mimi Tan SVP Business Development & Marketing and Corp. Secretary	7,000(2)	7.00	12/19/2016
Ramin Salehi SVP of Operations	7,000(2)	7.00	12/19/2016

(1) Options are fully vested at December 31, 2006.
(2) Options are fully vested at December 31, 2007.

Option Exercises

No options were exercised and no stock was awarded or vested.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve as a member of the Board or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Board or Compensation Committee. None of the persons who are members of our Compensation Committee have ever been employed by us.

Equity Compensation Plan Information

The following table summarizes the options granted under the Plan as well as options and warrants granted outside the Plan as of December 31, 2010. The shares covered by outstanding options are subject to adjustment for changes in capitalization stock splits, stock dividends and similar events.

Equity Compensation Plan Table

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans Approved By Security Holders			
Grants under the 2006 Stock Option Plan	1,381,842	$6.65	598,158
Equity Compensation Plans Not Approved By Security Holders			
Warrants (1)	300,000	$8.40	Not applicable
Common Stock Options (2)	20,000	$7.00	Not applicable
Total	**1,701,842**	**$6.96**	**598,158**

(1) The warrants, issued in connection with our initial public offering in December 2006, are exercisable at $8.40 per share any time beginning 365 days after the grant date and until the fifth anniversary of that date.

(2) On March 21, 2007, the Company issued stock options to non-employees to purchase 20,000 shares of Common Stock at an exercise price of $7.00 per share vesting over three years and expiring December 19, 2016.

* * * * *

PROPOSAL NO. 2
RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS

BKD, LLP ("BKD") has been our auditors since June 2009 when KBA Group LLP ("KBA"), who had been our independent auditor since 2006, joined BKD. BKD's audit report appears in our annual report for the fiscal year ended December 31, 2010. A representative of BKD will be at the Meeting and will have an opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

The Sarbanes-Oxley Act of 2002 requires the Audit Committee to be directly responsible for the appointment, compensation and oversight of the audit work of the independent auditors. Selection of the independent accountants is not required to be submitted to a vote of our shareholders for ratification. However, the Board is submitting this matter to shareholders as a matter of good corporate practice. Our Audit Committee approved the engagement of BKD as our independent accountants for the fiscal year ending December 31, 2011. If the shareholders fail to ratify the selection of BKD, the Audit Committee will take that into consideration and may retain another firm without re-submitting the matter to the shareholders, to audit our accounts for the 2011 fiscal year. Even if shareholders ratify the selection of BKD, the Audit Committee may, in its discretion, direct the appointment of different independent auditors at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

The Board Unanimously Recommends A Vote FOR The Ratification of the Appointment Of The Independent Auditors And Proxies That Are Signed And Returned Will Be So Voted Unless Otherwise Instructed

* * * * *

REPORT OF THE AUDIT COMMITTEE TO THE BOARD

The Audit Committee of the Board is responsible for providing oversight of our accounting and financial reporting functions. The Board appoints the Audit Committee and its chairman annually, with the committee consisting of at least three directors. The Audit Committee operates under a formal charter, which is available on the Company's website at http://www.upgi.com and by clicking on the Investor Relations section then going to the "Corporate

Goverance" link. The Audit Committee charter sets forth in detail the duties and responsibilities of the Audit Committee.

The Audit Committee received the written disclosures and the letter from BKD, the Company's independent registered public accounting firm, that are required by the Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*), as adopted by the Public Company Accounting Oversight Board in Rule 3600T. The disclosures described the relationships and fee arrangements between the firm and the Company. Consistent with Independence Standards Board Standard No. 1 and the rules and regulations of the SEC, the Audit Committee considered whether the provision of non-audit services by the independent registered public accounting firm to the Company for the fiscal year ended December 31, 2010 is compatible with maintaining BKD's independence and has discussed with BKD the firm's independence from the Company.

Management is responsible for the Company's financial reporting process including its system of internal controls, and for the preparation of the consolidated financial statements in accordance with generally accepted accounting principles. The Company's independent registered public accounting firm is responsible for auditing those financial statements and issuing a report thereon.

The Audit Committee reviewed and discussed with the Company's independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vo. 1 AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee reviewed and discussed with management and the Company's independent registered public accounting firm, the audited financial statements of the Company for the year ended December 31, 2010.

Based on the above-mentioned reviews and discussions with management and the Company's independent registered public accounting firm, the Audit Committee, exercising its business judgment, recommended to the Board that the Company's audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2010, for filing with the SEC.

This report is submitted on behalf of the members of the Audit Committee:

Robert M. Gutkowski, Chairman
Hyun (Joyce) Park

PRINCIPAL INDEPENDENT ACCOUNTANT FEES AND SERVICES

The Board has reviewed the following audit and non-audit fees we paid to our independent public accountants for purposes of considering whether such fees are compatible with maintaining the auditor's independence. The policy of the Board is to pre-approve all audit and non-audit services performed by its independent public accountants before the services are performed.

Audit Fees. Fees billed for service rendered by BKD for the audit of the financial statements and for the reviews of our Form 10-Q filings were approximately $155,000 for 2010 and $40,000 for 2009. Fees billed for service rendered by KBA for the audit of the financial statements and for the reviews of our Form 10-Q filings were $0 for 2010 and approximately $140,000 for 2009.

Audit-Related Fees. None.

Tax Fees. Aggregate fees billed for permissible tax services rendered by BKD consisted of $44,000 for 2010 and $14,000 for 2009. These amounts include tax-consulting, preparation of federal and state income tax returns and franchise tax returns. Aggregate fees billed for permissible tax services rendered by KBA consisted of approximately $0 for 2010 and approximately $70,000 for 2009. These amounts include tax-consulting, preparation of federal and state income tax returns and franchise tax returns.

All Other Fees. Fees billed for services rendered by BKD for review of our annual Proxy Statements and Form 8-K filings were $1,500 for 2010 and approximately $0 for 2009.

ANNUAL REPORT TO SHAREHOLDERS

We have enclosed our 2010 Annual Report for the fiscal year ended December 31, 2010 ("Annual Report") with this Proxy Statement. The Annual Report includes our audited financial statements for the fiscal year ended December

31, 2010, along with other financial information and management discussion about us, which we urge you to read carefully.

Our annual report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the SEC, is included in the Annual Report, which accompanies this Proxy Statement.

You can also obtain, free of charge, a copy of our annual report on Form 10-K by:

- accessing the Investor Relations section of our website at http://www.upgi.com and clicking on the "SEC Filings" link:

- writing to:

  Universal Power Group, Inc. – Investor Relations
  1720 Hayden Drive
  Carrollton, TX 75006; or

- telephoning us at: (469) 892-1122.

You can obtain a copy of our annual report on Form 10-K and other periodic filings that we make with the SEC from the SEC's EDGAR database at http://www.sec.gov.

SHAREHOLDER PROPOSALS FOR 2012 ANNUAL MEETING

Shareholders interested in presenting a proposal for consideration at the Annual Meeting of Shareholders in 2012 must follow the procedures found in Rule 14a-8 under the Exchange Act. To be eligible for inclusion in our proxy materials relating to our 2012 annual meeting of shareholders, all qualified proposals must be received by our Investor Relations Coordinator no later than June 20, 2012. A shareholder's notice must set forth, as to each proposed matter: (i) as to each person whom the shareholder proposes to nominate for election to the Board, all information relating to such person that is required to be disclosed in solicitation of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act and Rule 14a-12 thereunder; (ii) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting and, if such business includes a proposal to amend our bylaws, the language of the proposed amendment; (iii) the name and address, as they appear on our books, of the shareholder proposing such business; (iv) the number of shares of Common Stock which are beneficially owned by such shareholder; (v) a representation that the shareholder is a holder of record of shares of Common Stock entitled to vote at such annual meeting and intends to appear in person or by proxy at the annual meeting to propose such business; and (vi) any financial interest of the shareholder in such proposal or nomination.

On August 25, 2010, the SEC adopted new Exchange Act Rule 14a-11, which will permit stockholders or groups holding 3% of the voting power of U.S. public companies who have held their shares for at least three years to include director nominees in company proxy materials. On July 22, 2011, Rule 14a-11 was vacated by the United States Court of Appeals of the District of Colombia. In addition, the SEC also amended Rule 14a-8 to provide that companies may not exclude from their proxy materials stockholder proposals that seek to establish less restrictive proxy access procedures, and adopted a number of related rule amendments intended to facilitate proxy access. On September 15, 2011, the SEC issued a final rule providing notice of the effective date of the amendments to Rule 14a-8. The amendments to Rule 14a-8 will become effective on the date they are published in the Federal Register.

Section 16(a) Beneficial Ownership Reporting Compliance

Based on a review of the Forms 3, 4 and 5 submitted during and with respect to the year ended December 31, 2010, there have been no untimely filings of such required forms

Other Information

The expenses of preparing and mailing this Proxy Statement and the accompanying proxy card and the cost of solicitation of proxies, if any, will be borne by us. In addition to the use of mailings, proxies may be solicited by personal interview, telephone and by our directors, officers and regular employees without special compensation therefore. We expect to reimburse banks, brokers and other persons for their reasonable out-of-pocket expenses in handling proxy materials for benefical owners of Common Stock.

Unless contrary instructions are indicated on the proxy card, all shares of Common Stock represented by valid proxies received pursuant to this solicitation (and not revoked before they are voted) will be voted "FOR" all of the proposals described in this Proxy Statement.

Householding

The SEC's rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement and annual report addressed to those shareholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for shareholders and cost savings for companies. Some brokers household proxy materials and annual reports, delivering a single proxy statement and annual report to multiple shareholders sharing an address, although each shareholder will receive a separate proxy card. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If at any time you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, please notify your broker. If you would like to receive a separate copy of this year's proxy statement or annual report from us directly, please contact us by:

- writing to:

  Universal Power Group, Inc. – Investor Relations
  1720 Hayden Drive
  Carrollton, TX 75006; or

- telephoning us at: (469) 892-1122.

OTHER MATTERS

The Board does not know of any other matters that are to be presented for action at the Meeting. Should any other matter come before the Meeting, however, the persons named in the enclosed proxy will have discretionary authority to vote all proxies with respect to such matter in accordance with their judgment.

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting to Be Held on Thursday, November 17, 2011:

The proxy materials for the Annual Meeting, including the Annual Report and the Proxy Statement are available at http://www.upgi.com.

BY ORDER OF THE BOARD

Mimi Tan,
Corporate Secretary

Dated: October 18, 2011

APPENDIX A
PROXY CARD

SHAREHOLDERS ARE URGED TO SPECIFY THEIR CHOICES AND TO DATE, SIGN, AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE. PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED.

UNIVERSAL POWER GROUP, INC.
1720 HAYDEN DRIVE
CARROLLTON, TX 75006
(469) 892-1122 Telephone
(469) 892-1201 Facsimile

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD
FOR THE ANNUAL MEETING OF SHAREHOLDERS ON THURSDAY NOVEMBER 17, 2011

The undersigned hereby appoints William Tan and Ian Edmonds as Proxies, each with the power to appoint his substitute, and hereby authorizes them or either of them to represent and to vote as designated below, all the shares of common stock of Universal Power Group, Inc. held of record by the undersigned at the close of business on October 11, 2011, at the Annual Meeting of Shareholders of Universal Power Group, Inc. (the "Company"), to be held at Hilton Dallas Lincoln Centre located at 5410 LBJ Freeway, Dallas, Texas 75240 at 10:00 a.m., CT, on Thursday, November 17, 2011, or any adjournment thereof.

* * * * * *

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting to Be Held on Thursday, November 17, 2011:

The proxy materials for the Annual Meeting, including the Annual Report and the Proxy Statement are available on UPG's website at
http://www.upgi.com.

* * * * * *

INSTRUCTIONS: PLEASE INDICATE YOUR SELECTION BY PLACING AN "X" IN THE APPROPRIATE BOXES BELOW.

1. ELECTION OF DIRECTORS — Nominees: William Tan, Ian Edmonds, Leslie Bernhard, Robert M. Gutkowski and Hyun (Joyce) Park

FOR election of all nominees: ☐

WITHHOLD vote from all nominees ☐

FOR all nominees, ☐
EXCEPT for nominee(s) listed below from whom Vote is withheld

2. RATIFY THE APPOINTMENT OF INDEPENDENT AUDITORS FOR FISCAL YEAR 2011.

☐ FOR ☐ AGAINST ☐ ABSTAIN

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the annual meeting or any adjournment thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1 AND 2.

Dated: ____________________, 2011

____
Signature of Shareholder

____
Signature if held jointly

Please sign exactly as name appears herein. When shares are held by joint tenants, both should sign. When signing as attorney, as executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE READ, COMPLETE, SIGN, DATE, AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.